UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company)

eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
+63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject eTelecare Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of eTelecare.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
ANNEX I
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
RIGHT TO DESIGNATE DIRECTORS
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING ETELECARE
DIRECTORS AND EXECUTIVE OFFICERS OF ETELECARE
THE BOARD OF DIRECTORS AND BOARD COMMITTEES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS
COMPENSATION COMMITTEE REPORT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
ANNEX II

INTRODUCTION.

This Amendment No. 1 to Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) of eTelecare Global Solutions, Inc., a Philippine Corporation, originally filed on November 10, 2008.

Item 1.	Subject eTelecare Information.

(a) Name and Address.  The name of the subject company to which this Schedule 14D-9 relates is eTelecare Global Solutions, Inc., a Philippine corporation (the “Company” or “eTelecare”). The address of the principal executive offices of eTelecare is 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110 Philippines. The telephone number for eTelecare at that address is +63 (2) 916 5670.

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, par value PhP2.00 per share, of eTelecare (the “Common Shares”) and American Depositary Shares, each representing one Common Share (“ADSs” and together with Common Shares, the “Shares”). As of the close of business on September 30, 2008, there were 29,646,239 Common Shares issued and outstanding, including 10,557,821 Common Shares underlying outstanding ADSs.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, business address and business telephone number of eTelecare, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by EGS Acquisition Co LLC, a Delaware limited liability company (“Purchaser”), jointly owned by affiliates of Providence Equity Partners Inc., a Delaware corporation (“Providence”) and Ayala Corporation, a Philippine corporation (“Ayala”), disclosed in a Tender Offer Statement on Schedule TO dated November 10, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), and its offer to purchase all the issued and outstanding Shares at a price of $9.00 in cash per Common Share and $9.00 in cash per ADS (the “Offer Price”), and upon the terms and subject to the conditions specified in the Offer to Purchase, dated November 10, 2008 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Application to Sell Common Shares and ADS Letter of Transmittal (collectively, and as may be amended or supplemented from time to time, the “Acceptance Forms,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer Price is payable in cash, without interest thereon and less any required taxes or costs the Purchaser, the Company or any paying agent may be required to deduct or withhold in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers’ commissions and other fees customarily for the account of a seller in connection with the “crossing” of the Common Shares on the Philippine Stock Exchange, Inc. Additional charges or fees may be applied by individual brokers or nominees.

The Offer is being made in connection with an Acquisition Agreement, dated as of September 19, 2008, by and between eTelecare and the Purchaser (as such agreement may be amended from time to time, the “Acquisition Agreement”). A copy of the Acquisition Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903. The telephone number at that address is (401) 751-0536.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth below in this Item 3 or Item 4, including in the Information Statement of eTelecare attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between eTelecare or its affiliates and: (1) its executive officers, directors or affiliates; or (2) the Purchaser or its respective managers or affiliates. The Information Statement is being furnished to eTelecare’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the right of the Purchaser pursuant to the

Acquisition Agreement to designate persons to the board of directors of eTelecare (the “eTelecare Board”) following the payment of the Shares pursuant to and subject to the conditions of the Offer (such time hereinafter referred to as the “Payment Date”).

Arrangements with Executive Officers and Directors of eTelecare.

Certain members of management and the eTelecare Board may be deemed to have interests in the transactions contemplated by the Acquisition Agreement that are different from or in addition to their interests as eTelecare stockholders generally. The eTelecare Board was aware of these interests and considered them, among other matters, in approving the Acquisition Agreement and the transactions contemplated thereby. Alfredo I. Ayala, a member of the eTelecare Board, is also a managing director of Ayala. He may have interests in the Offer that are different from or in addition to the interests of the other stockholders of eTelecare generally and, as a result, recused himself from all eTelecare Board deliberations regarding the Acquisition Agreement.

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between eTelecare, its executive officers, directors and affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between eTelecare, its executive officers, directors and affiliates that are unrelated to the Offer are discussed in the Information Statement.

Director and Officer Indemnification

eTelecare’s bylaws provide that eTelecare is required to indemnify every director, his heirs, executors and administrators against all costs and expenses reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, suit or proceeding (other than an action by eTelecare) to which he may be, or is, made a party by reason of his being or having been an eTelecare director, except in relation to matters as to which he is finally adjudged in such action, suit or proceeding to be liable for gross negligence or misconduct.

In addition, the Acquisition Agreement provides that, starting from the Payment Date, eTelecare will indemnify each of eTelecare’s and its subsidiaries’ present and former directors and officers against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such person’s service as a director or officer at or prior to the Payment Date, to the fullest extent permitted under applicable laws.

Pursuant to terms of the Acquisition Agreement, as of the date the Purchaser accepts the Shares (such time hereinafter referred to as the “Acceptance Date”), eTelecare will purchase directors’ and officers’ liability insurance (or, at the Purchaser’s election, purchase a “run-off” or “tail policy”) (the “D&O Insurance”) that will provide coverage for eTelecare’s directors and officers for a period of six years after the Acceptance Date which provides the same coverage as the D&O Insurance provided by eTelecare for its directors and officers; provided, however, eTelecare will not be required to expend per year of coverage more than 300% of the amount currently expended by eTelecare per year of coverage as of the date of the Acquisition Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant to the Acquisition Agreement. The current estimate of the cost to purchase this tail policy for a period of six years is $370,000. If notwithstanding the use of commercially reasonable efforts to do so, eTelecare is unable to maintain or obtain the insurance called for by the Acquisition Agreement, eTelecare will obtain as much comparable insurance as available for the Maximum Amount. Each present and former director and officer of eTelecare and its subsidiaries may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

The Acquisition Agreement provides that for six years after the Acceptance Date, eTelecare will maintain in effect any indemnification provision set forth in the Articles of Incorporation providing for indemnification of each present and former director and officer of eTelecare and its subsidiaries with respect to facts and circumstances occurring at or prior to the Acceptance Date to the fullest extent permitted under the Corporation Code of the Philippines (the “Philippine Corporation Code”).

If eTelecare or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of eTelecare, as the case may be, shall assume all of the obligations of eTelecare with respect to the indemnification of its officers and directors and the D&O Insurance described above.

Equity Awards.  Immediately prior to and subject to the time the Purchaser accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), all outstanding and unexercised options (whether vested or unvested) under each of eTelecare’s Amended and Restated 2006 Stock Incentive Plan and Amended and Restated Key Employees’ Stock Option Plan (the “Company Stock Plans”) will be cancelled and will entitle the holder to receive from eTelecare in exchange an amount in cash equal to the product of (1) the number of Shares subject to such option and (2) the excess amount, if any, of the Offer Price, over the exercise price per Share subject to such option, without interest, less any required withholding or other taxes.

The following table indicates the number of options held by eTelecare’s executive officers and directors on September 30, 2008, the weighted average exercise prices of those options and the approximate amounts that eTelecare’s executive officers and directors will receive in settlement of their respective options if the Offer is consummated.

		Weighted
	Total	Average	Total Amount
	Options	Exercise Price	to be Received
Executive Officer/Director	(1)	($)(1)	($)

Gary Fernandes	40,990	8.60	16,396
John R. Harris	791,250	6.00	2,373,750
J. Michael Dodson	135,000	5.00	540,000
Glenn J. Dispenziere	75,000	5.00	300,000
David F. Palmer II	—	—	—
Alfredo I. Ayala	428,750	3.03	2,559,638
Jaime G. del Rosario	—	—	—
Richard N. Hamlin	—	—	—
John-Paul Ho	6,250	8.00	6,250
Rafael LL. Reyes	10,000	8.00	10,000

(1)	Does not include the value of options whose exercise price does not exceed the Offer Price as such options will be cancelled without payment of any consideration to the holder.

Immediately prior to and subject to the Acceptance Time, each award of eTelecare’s restricted stock units will be cancelled and will represent the right to receive from eTelecare in exchange an amount in cash equal to the product of (1) the number of Shares underlying such award of restricted stock units of eTelecare and (2) the Offer Price, less any required withholding or other taxes.

The following table indicates, as of September 30, 2008, those restricted stock units of eTelecare and the approximate amounts that eTelecare’s executive officers and directors will receive in settlement of their respective restricted stock units of eTelecare if the Offer is consummated.

	Shares of	Amount to
	Restricted	be Received
Executive Officer/Director	Stock	($)

Gary Fernandes	45,148	406,332
John R. Harris	90,208	811,872
J. Michael Dodson	48,119	433,071
Glenn J. Dispenziere	25,962	233,658
David F. Palmer II	35,000	315,000
Alfredo I. Ayala	9,508	85,572
Jaime G. del Rosario	12,666	113,994
Richard N. Hamlin	22,038	198,342
John-Paul Ho	9,508	85,572
Rafael LL. Reyes	9,508	85,572

Under the terms of eTelecare’s Deferred Compensation Plan, the full value of each participants’ account balances will become immediately vested and payable upon the successful completion of the Offer. As of September 30, 2008, Messers. Dispenziere, Harris and Palmer each had a vested balance in the Deferred Compensation Plan of $5,362, $23,153 and $6,706, respectively.

Information Statement

Certain agreements, arrangements or understandings between eTelecare or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Agreements between eTelecare, the Purchaser and Affiliates.

Acquisition Agreement

The summary of the Acquisition Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Acquisition Agreement filed as Exhibit (e)(1) hereto and the First Amendment to the Acquisition Agreement filed as Exhibit (e)(2) hereto, both of which are incorporated herein by reference.

Tender and Support Agreements

In connection with the Acquisition Agreement, Crimson Velocity Fund, L.P., Crimson Asia Capital L.P., Crimson Investment LTD., AIG Asian Opportunity Fund LP, Philippine American Life and General Insurance Company, NewBridge International Investment Ltd., a wholly-owned indirect subsidiary of Ayala (“NewBridge”), J. Michael Dodson, Gary Fernandes, John R. Harris, John-Paul Ho, Rafael LL. Reyes, Jamie G. del Rosario and certain other stockholders entered into tender and support agreements dated September 19, 2008 with the Purchaser (the “Support Agreements”), pursuant to which, among other things, such holders have agreed to tender all Shares they beneficially own in the Offer, which represented approximately 64.8% of the outstanding Shares as of September 30, 2008.

NewBridge entered into the support agreement in the form attached hereto as Exhibit (e)(4), while the other stockholders entered into the form of support agreement attached hereto as Exhibit (e)(3), each of which is incorporated herein by reference.

Standstill Agreement

eTelecare also entered into a Standstill Agreement with NewBridge dated September 19, 2008 (the “Standstill Agreement”) in the form attached hereto as Exhibit (e)(5), which would place certain restrictions on the actions of NewBridge and its affiliates in the event that the Acquisition Agreement is terminated without the Offer having been completed. Pursuant to the Standstill Agreement, if the Acquisition Agreement is terminated without the Offer having been completed, NewBridge and its affiliates shall be prohibited, subject to certain specified exceptions, acting along or in concert with others, from (i) directly or indirectly acquiring in excess of 32% of the outstanding Shares; (ii) publicly offering, seeking or proposing any merger, consolidation, business combination transaction, tender offer or exchange offer for at least 50% of the outstanding Shares; or (iii) seeking to nominate or elect more than two out of seven directors of the Company. Depending upon the circumstances of the termination of the Acquisition Agreement, (i) the duration of the standstill ranges from six months to 18 months to three years and (ii) in the case of a standstill of 18 months or three years, following the expiration of the standstill, during an additional period of six months or two years, respectively, NewBridge and its affiliates shall not acquire or agree to acquire Shares in excess of 32% of the outstanding Shares without notifying the Company of such intent not less than 25 business days prior thereto and, at the option of the Company, being restricted from making any such acquisition for an additional six-month period. During the standstill period and any additional period as described above, NewBridge has agreed that, if the board of directors of the Company and the holders of a majority of the outstanding Shares approve a merger, consolidation, business combination transaction, tender offer or exchange offer for at least 50% of the outstanding Shares with a party other than NewBridge, NewBridge and its affiliates who hold Shares will (i) vote any Shares they have acquired in excess of the 6,392,550 Shares that NewBridge currently owns in favor of such transaction or (ii) sell or transfer any such excess Shares to the Purchaser in such transaction on the same terms and conditions as all other stockholders of the Company. NewBridge at all times would be permitted to vote or dispose of the 6,392,550 Shares it currently owns in its sole discretion.

Nondisclosure Agreements

On June 11, 2008, NewBridge and eTelecare entered into a nondisclosure agreement (the “NewBridge Nondisclosure Agreement”). Under the terms of the NewBridge Nondisclosure Agreement, NewBridge and eTelecare agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible business combination or change in control transaction.

A copy of the NewBridge Nondisclosure Agreement is filed as Exhibit (e)(6) thereto and is incorporated herein by reference.

On June 11, 2008, Providence Equity Asia Limited (“Providence Equity Asia”) and eTelecare entered into a nondisclosure agreement (the “Providence Nondisclosure Agreement”). Under the terms of the Providence Nondisclosure Agreement, Providence Equity Asia and eTelecare agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible business combination or change in control transaction. In addition, Providence Equity Asia agreed to certain restrictions with respect to eTelecare or the Shares for a period of the earlier of (i) 18 months following the date of the Providence Nondisclosure Agreement and (ii) the execution of a definition agreement with respect to a possible transaction.

A copy of the Providence Nondisclosure Agreement is filed as Exhibit (e)(7) thereto and is incorporated herein by reference.

Limited Guarantees

eTelecare has entered into separate limited guarantees with each of Providence Equity Partners VI International L.P. and NewBridge (each a “Guarantor”) attached hereto as Exhibits (e)(8) and (e)(9), respectively, and incorporated herein by reference (the “Limited Guarantees”), whereby each Guarantor guarantees the payment of 50% of the termination fee if such fee shall become payable by the Purchaser under the terms of the Acquisition Agreement.

The foregoing descriptions of the Support Agreements, Standstill Agreement, Nondisclosure Agreements and Limited Guarantees do not purport to be complete and are qualified in their entirety by reference to the Support Agreements, Standstill Agreement, Nondisclosure Agreement and the Limited Guarantees, which are filed hereto as exhibits and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation.

At a meeting held on September 18, 2008, the eTelecare Board unanimously, with the exception of Mr. Alfredo I. Ayala, a director of the Company and a managing director of Ayala, who may have interests in the Offer that are different from or in addition to the interests of the other stockholders of the Company generally and as a result, recused himself from all eTelecare Board deliberations regarding the Acquisition Agreement:

(1) determined that the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement are advisable and fair and in the best interests of the Company and its stockholders, including the stockholders unaffiliated with the Company;

(2) determined that it is in the best interests of eTelecare’s stockholders that eTelecare enter into the Acquisition Agreement and consummate the transactions contemplated by the Acquisition Agreement on the terms and subject to the conditions set forth in the Acquisition Agreement;

(3) approved and adopted the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement;

(4) authorized the execution and delivery of the Acquisition Agreement; and

(5) recommended that eTelecare’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The eTelecare Board also made a determination that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement are substantively and procedurally fair to the stockholders unaffiliated with the Company. The reasons for this determination are discussed below in the section entitled “Background and Reasons for the Recommendation.”

Accordingly, the eTelecare Board unanimously, with the exception of Mr. Alfredo I. Ayala, a director of the Company and a managing director of Ayala, who recused himself from all of the eTelecare Board deliberations regarding the Acquisition Agreement, recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

To eTelecare’s knowledge, after making a reasonable inquiry, eTelecare is not aware of any executive officer or any affiliate of eTelecare that has made a recommendation either in support of or opposed to the Offer.

eTelecare’s purpose for entering into the Acquisition Agreement to facilitate the Offer was to maximize its value and return this value to its stockholders. In determining to enter into the Acquisition Agreement, the eTelecare Board considered alternative means to accomplish this purpose.

The eTelecare Board considered continuing to operate the Company as a standalone business in light of its knowledge and familiarity with eTelecare’s current and historical financial condition, results of operations and strategic objectives as well as the financial forecasts of eTelecare’s operating performance for fiscal years 2008 through 2012 prepared by eTelecare’s management. The eTelecare Board rejected this standalone alternative after considering the following factors:

•	the relative risks of execution in achieving eTelecare’s business and strategic goals, such as the concentration of a significant amount of its revenues from a small number of clients and other risks set forth in eTelecare’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	the receipt by stockholders of the Offer Price in cash in a relatively short period of time if the Offer was successfully consummated; and

•	the uncertainty that the trading price of the Shares would approach $9.00 in the foreseeable future if eTelecare remained as a standalone business because of current and expected conditions in the general economy and in the business process outsourcing industry, and the fact that the trading price of the Shares had not reached $9.00 since December 2007.

The eTelecare Board also considered delaying the process with the Purchaser in order to explore the possibility of engaging in discussions with other potential bidders, including continuing discussions with an alternative bidder described in more detail below in the section entitled “Background and Reasons for the Recommendation.” The eTelecare Board rejected this alternative after considering the following factors:

•	the relative risks that the alternative bidder would re-engage in discussions with eTelecare in a timely manner and on substantially the same terms that had been discussed with such bidder;

•	the likelihood of identifying other potential bidders that would be interested in engaging in a transaction at the Offer Price or better;

•	the receipt by stockholders of the Offer Price in cash in a relatively short period of time if the Offer was successfully consummated; and

•	The fact that the eTelecare Board in accordance with and subject to the conditions and limitations set forth in the Acquisition Agreement, has the right to terminate the Acquisition Agreement if a Superior Proposal (as defined in the Acquisition Agreement), which the eTelecare Board supports, emerges before the tendered Shares are accepted for purchase by the Purchaser.

Background and Reasons for the Recommendation.

Background of the Transaction

The eTelecare Board and management periodically review and assess the various business trends and competitive factors of its business, including its resources, cost structure, services portfolio and overall market conditions. Additionally, eTelecare’s management periodically discuss with the eTelecare Board a variety of alternatives, including, among other things, strategies to grow eTelecare’s business organically, redeploy cash on its balance sheet, pursue potential strategic acquisitions and dispositions, as well as a possible sale of eTelecare.

Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. eTelecare does not believe such differences are material to the discussion contained below.

In November 2007, NewBridge purchased shares of eTelecare capital stock, which together with Shares already owned by NewBridge, resulted in NewBridge owning approximately 21.6% of the outstanding capital stock of eTelecare. NewBridge is a wholly owned subsidiary of LiveIt Investments Limited (“LiveIt”), which in turn is a wholly owned indirect subsidiary of Ayala. NewBridge was established by LiveIt to act as its holding company for its investment in eTelecare. Ayala, on behalf of itself and NewBridge, had previously disclosed in Amendment No. 1 to Schedule 13D filed by Ayala with the SEC on November 20, 2007 that, among other things, Ayala intended, depending on market and other conditions, to consider acquiring additional Shares and thereby increase its beneficial ownership interest to 20% of the total outstanding Shares on a fully diluted basis (or approximately 22% of the total outstanding Shares) in order to, among other things, allow Ayala as the ultimate parent company of NewBridge, to account for the Shares it owned under the equity method of accounting. Mr. Alfredo I. Ayala is the chief executive officer of LiveIt. Mr. Ayala has been a member of the eTelecare Board since February 2000 and also served as eTelecare’s chief executive officer from February 2004 to March 2006.

In late 2007, in light of eTelecare’s stock price, average daily trading volume and the accumulation of shares by NewBridge, the eTelecare Board began to consider stockholder value protective measures in an effort to protect minority stockholders against an acquisition of a controlling interest of eTelecare outside of a negotiated change in control transaction, including but not limited to the potential adoption of a stockholder rights plan and a request that current significant stockholders enter into a standstill agreement. The e Telecare Board ultimately concluded not to adopt any additional stockholder value protective measures in light of the current status of Philippine law and no standstill agreement was executed.

On January 18, 2008, eTelecare’s Chairman of the Board, Gary Fernandes, Chief Executive Officer and director, John Harris, and Chief Financial Officer, Michael Dodson, met telephonically with representatives from Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), eTelecare’s outside legal counsel, to discuss the implications should NewBridge acquire additional shares of eTelecare’s capital stock, including the potential consequences such an acquisition of shares would have on the other stockholders of eTelecare and potential actions that could be taken by other significant stockholders of eTelecare in response to any such additional acquisition of shares.

On February 13, 2008, Providence and eTelecare held an introductory meeting in Manila, Philippines, involving Mr. Harris, Mr. Rafael LL. Reyes, a member of the eTelecare Board, and representatives of Providence and N.M. Rothchild & Sons (Singapore) Limited, as financial advisor to Purchaser, where Providence discussed its preliminary interest in exploring a possible transaction with eTelecare. The following day, Providence met with Mr. Ayala and other representatives of Ayala in Manila to discuss the meeting with eTelecare and to have a preliminary discussion about whether there was sufficient common interest between Providence and Ayala to consider further the possibility of jointly making an offer to acquire eTelecare. The parties agreed that neither one had sufficient information about the other or their respective interest in eTelecare to make any decisions, but they agreed to explore the possibility further and to continue their discussions from time to time.

In February 2008, Mr. Ayala informed certain members of the eTelecare Board of NewBridge’s interest in acquiring up to, but less than, 35% of the outstanding shares of eTelecare on a fully diluted basis. At that time, NewBridge held approximately 22% of the outstanding capital stock of eTelecare. Pursuant to certain provisions of the Philippine Corporations Code, the approval of a stockholder who holds more than 33.3% of a company’s outstanding capital stock is required before certain corporate actions can be taken, including a sale of a company or the amendment of a company’s articles of incorporation. The eTelecare Board considered the implications of the acquisition by NewBridge of more than 33.3% of eTelecare’s outstanding capital stock, including but not limited to the rights and potential loss in value of the shares held by the other stockholders. Also, around this time, the daily trading volume of eTelecare’s ADSs on the NASDAQ Stock Market (“NASDAQ”) was very low (in January 2008, the average daily trading volume was approximately 39,900 ADSs on the NASDAQ). In light of this lack of liquidity, the eTelecare Board was also concerned about the potential resulting impact on eTelecare’s stock price if a large or other stockholder elected to liquidate its position in response to NewBridge’s accumulation and the resulting potential reduction in the public float (resulting in less liquidity) implicated by this potential further concentration in share ownership.

On February 26, 2008, the eTelecare Board held a special meeting with Mr. Ayala voluntarily recusing himself from attendance at the meeting. Representatives from Pillsbury were also in attendance. The eTelecare Board discussed the possible purchase of shares by NewBridge and the consequences such an acquisition of shares would have on the value and rights of shares held by other stockholders of eTelecare. The eTelecare Board also approved the engagement of financial advisors to explore the strategic alternatives available to eTelecare, including but not limited to a sale of the company.

On February 27, 2008, Mr. Fernandes informed Mr. Ayala that, at a special meeting of the eTelecare Board held on February 26, 2008, the eTelecare Board approved the engagement of financial advisors to explore the strategic alternatives available to eTelecare, including but not limited to a sale of the company. Mr. Fernandes also informed Mr. Ayala that the eTelecare Board had determined, based on the advice of United States and Philippine counsel, that this confidential action taken by the eTelecare Board was material, non-public information and, accordingly, under eTelecare’s insider trading policy, the trading window for eTelecare insiders was closed. In Mr. Ayala’s case, under eTelecare’s insider trading policy, this restriction also applied to NewBridge.

On March 13, 2008, Mr. Alexander Evans, a Managing Director of Providence, held a preliminary meeting with Mr. Harris in New York. The purpose of the meeting was for eTelecare to become more familiar with Providence. Prior to the March 13, 2008 meeting, Mr. Harris had only met with Providence’s representatives in Asia and had requested a meeting with Providence’s representatives in the United States.

On March 22, 2008, a routine meeting of the eTelecare Board was held. During a discussion regarding the potential acquisition of shares by NewBridge, and with Mr. Ayala voluntarily recusing himself from this discussion, the eTelecare Board approved the establishment of a Strategic Committee, consisting of independent directors — Mr. Fernandes (as Chairman of the Committee), Jaime del Rosario and Richard Hamlin (the “Strategic

Committee”). The purpose of the Strategic Committee is to evaluate and make recommendations to the eTelecare Board regarding the strategic alternatives of eTelecare, including but not limited to a sale or merger of eTelecare. The duties of the Strategic Committee are to oversee and coordinate the process under which strategic alternatives are evaluated, to communicate with potential strategic partners and their representatives and to manage eTelecare’s financial advisors, legal counsel and other consultants used to evaluate strategic alternatives. The Strategic Committee is required to make regular reports on the activities of the Strategic Committee to the eTelecare Board. The Strategic Committee has the authority to select, retain, terminate and approve the fees and other retention terms of financial advisors, legal counsel and other consultants or advisors to assist the Strategic Committee or a member of the Strategic Committee engaged in conducting the Strategic Committee’s duties and responsibilities as it deems appropriate. The Strategic Committee also has the authority to exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. The Strategic Committee does not have the authority to make or authorize eTelecare’s management to enter into a binding agreement relating to a strategic corporate transaction. This authority was reserved for eTelecare’s Board of Directors. Consistent with eTelecare’s compensation policy for services by non-employee directors on board committees, each member of the Strategic Committee was paid $1,000 in cash or stock for each meeting of the Strategic Committee that such member attended. To date, the Strategic Committee has met eleven times, and each member attended every meeting. As a result, each member has been compensated $11,000 for his services to date on the Strategic Committee. The Strategic Committee will remain in existence until the completion of the Offer or other strategic transaction if the Offer is not completed.

Morgan Stanley & Co. Incorporated (“Morgan Stanley”) has served as eTelecare’s financial advisor since 2006, providing underwriting and other financial advisory services from time to time. In late March 2008, at the direction of the eTelecare Board, with Mr. Ayala not participating in this decision, and the Strategic Committee, representatives of eTelecare contacted Morgan Stanley and requested that it serve as the financial advisor to eTelecare. Morgan Stanley accepted the engagement and commenced advising the eTelecare Board and the Strategic Committee on the process under which strategic alternatives were to be evaluated and the evaluation of any such alternatives.

On April 21, 2008, a conference call was held during which Mr. Reyes informed certain directors of eTelecare, with representatives of Pillsbury and Morgan Stanley participating in the discussion, that he had received an unsolicited verbal indication of interest from an operating company specializing in information and communications technology (“Company A”) to acquire up to 100% (and a minimum of 66.7%) of eTelecare’s outstanding equity at a price of $11 per share, or in the alternative, a merger. Mr. Reyes also indicated that Company A was prepared to communicate this indication of interest to the eTelecare Board.

On April 21, 2008, a meeting of the eTelecare Board was held telephonically, with representatives of Pillsbury and Morgan Stanley participating in the discussion, to discuss the indication of interest from Company A. Mr. Ayala voluntarily recused himself from this meeting.

On April 23, 2008, Company A contacted Mr. Fernandes by telephone to discuss the proposed strategic transaction and indicated the seriousness of the offer as well as the willingness to discuss a possible merger of each party’s assets as a part of the potential transaction.

On May 5, 2008, Company A delivered a written indication of interest describing its offer to acquire up to 100% (but not less than 67%) of the outstanding shares of eTelecare for an all-cash purchase price of between $11.00 and $12.00 per share. Company A also requested that eTelecare enter into a period of exclusivity for 60 days during which Company A would conduct further due diligence and definitive transaction documents could be negotiated by the parties. Company A further indicated that it was unwilling to participate in an auction or other comparable bidding process and would withdraw its written indication of interest if it concluded that eTelecare was engaged, or intended to engage, in such a process.

On May 7, 2008, the Strategic Committee of eTelecare held a telephonic meeting, with representatives of Pillsbury and Morgan Stanley in attendance, to discuss Company A’s indication of interest and request for exclusivity. Mr. Harris also participated in this meeting. The Strategic Committee discussed whether and to what extent eTelecare should approach alternative potential buyers or other strategic partners in exploring strategic alternatives. Morgan Stanley also expressed its views as to the likelihood of engaging such potential bidders under then current market conditions. The Strategic Committee received additional input from Morgan Stanley from a financial perspective and Pillsbury from a legal perspective and concluded under the current circumstances that it would focus the process on communicating with Company A and exploring strategic alternatives with NewBridge, including continuing to discuss a standstill agreement or soliciting interest from NewBridge in acquiring eTelecare.

On May 8, 2008, eTelecare sent a letter to Company A proposing an in-person meeting to discuss a potential strategic transaction and requesting that Company A execute a nondisclosure agreement due to the highly sensitive nature of the confidential information that would potentially be shared between the two parties.

On May 12, 2008, Mr. Fernandes spoke with Mr. Ayala advising him that if NewBridge was interested in making an offer for eTelecare that it should do so promptly. Mr. Fernandes also had a telephone conversation with a representative (Julie Richardson) of Providence, in which Providence indicated its interest in making an offer for eTelecare. Mr. Ayala had previously expressed to Mr. Fernandes that Providence may be interested in exploring a strategic transaction with eTelecare. Mr. Fernandes invited Mr. Ayala and Providence to submit an indication of interest for the purchase of eTelecare or other strategic transaction.

On May 13, 2008, the financial advisors of Company A sent an email to Mr. Fernandes requesting an opportunity for Company A to meet with certain large stockholders of eTelecare. Mr. Fernandes rejected this request, but indicated that eTelecare would consider the request at an appropriate time.

On May 14, 2008, eTelecare issued its earnings release for the first quarter of 2008. In its release, eTelecare provided guidance for the full fiscal year of 2008 of projected revenue between $300 and $310 million, operating income between $16 and $19 million and earnings per fully diluted share of $0.50 to $0.60.

On May 15, 2008, Mr. Fernandes spoke by telephone with Mr. Ayala about NewBridge’s potential interest in entering into a strategic transaction with eTelecare.

Company A entered into a nondisclosure agreement, containing a standstill provision, with eTelecare with an effective date of May 16, 2008. Following execution of the nondisclosure agreement, representatives of eTelecare began discussions with representatives of Company A regarding the scope and timing of its diligence review and began making due diligence information available to Company A. Representatives of eTelecare had discussions from time to time with, and provided information to, Company A from May 16, 2008 through September 18, 2008.

On May 20, 2008, the Strategic Committee engaged Romulo Mabanta Buenaventura Sayoc & de los Angeles (“Romulo”), to serve as its Philippine legal counsel and advise the eTelecare Board.

On May 23, 2008, Mr. Fernandes spoke by telephone with Company A. Company A expressed that it was proceeding with internal discussions to obtain full approval to move forward with a transaction with eTelecare. Company A requested additional diligence materials. Mr. Fernandes indicated that representatives from Morgan Stanley would be contacting Company A’s financial advisors to discuss the diligence process and also indicated that eTelecare’s legal advisors were available to discuss potential transaction structures with Company A’s legal advisors.

On May 23, 2008, representatives from Morgan Stanley spoke by telephone with representatives of Providence, during which Providence expressed an interest in submitting to eTelecare a non-binding, preliminary indication of interest to acquire up to 100% of eTelecare’s outstanding stock for a price per share between $9.00 and $10.00 and requested a period of exclusivity in which to conduct due diligence to confirm its offer price.

On June 4, 2008, representatives of Morgan Stanley spoke by telephone with Company A’s financial advisors and discussed the process moving forward for both financial advisor teams. Company A requested additional diligence materials.

On June 4, 2008, representatives of Morgan Stanley spoke by telephone with representatives from Providence. Morgan Stanley informed Providence that it would be required to enter into a nondisclosure agreement with eTelecare, which agreement would include a standstill provision. Providence indicated its willingness to enter into such an agreement. Morgan Stanley also indicated that to the extent NewBridge was interested in partnering with Providence, eTelecare’s expectation would be that NewBridge would enter into the same nondisclosure agreement containing a standstill provision. Providence indicated that it would speak with NewBridge about the request.

Providence entered into a nondisclosure agreement, including a standstill provision, with eTelecare with an effective date of June 11, 2008. NewBridge entered into a nondisclosure agreement, which did not include a standstill agreement, with eTelecare with an effective date of June 11, 2008. eTelecare initially proposed that NewBridge agree to standstill provisions similar to the ones in the non-disclosure agreements with Providence and Company A. However, NewBridge advised eTelecare it would need to amend its Schedule 13D on file with the United States Securities and Exchange Commission to disclose any standstill arrangements it might agree to and, taking into account the trading window for eTelecare insiders (including NewBridge by virtue of its affiliation with Mr. Ayala) remained closed under eTelecare’s insider trading policy, eTelecare concluded the potential benefits of obtaining standstill provisions from NewBridge were outweighed by the potential adverse effects on eTelecare and its customers, employees and stockholders from premature public disclosure that eTelecare was considering a possible sale. NewBridge advised at this time that it would not be directly participating in negotiations with eTelecare regarding a strategic transaction, but wanted access to confidential information of eTelecare should NewBridge proceed in either partnering with Providence or another party or otherwise entering into a strategic transaction with eTelecare.

Following execution of these nondisclosure agreements, representatives of eTelecare began separate discussions with representatives of Providence and NewBridge regarding the scope and timing of each party’s diligence review and began making due diligence information available to Providence and NewBridge. Representatives of eTelecare had discussions from time to time with, and provided diligence information to, Providence and NewBridge from June 11, 2008 through September 18, 2008.

On June 12 and 13, 2008, representatives of eTelecare, Providence, Ayala and Morgan Stanley met in Los Angeles, California, during which eTelecare made presentations regarding its recent business results and financial performance, strategic plans, goals and prospects in order to facilitate the exploration of the possible acquisition of eTelecare by Providence and Ayala.

On June 16, 2008, Mr. Fernandes spoke by telephone with representatives of Company A, during which Company A communicated that it remained fully committed to the potential transaction. Company A suggested that the parties meet in person to discuss the logistics of the potential transaction. Mr. Fernandes agreed to have both sides’ financial advisors arrange for such a meeting.

On June 19, 2008, Mr. Harris met with Ms. Richardson, Mr. Davis Noell, a vice president of Providence, and Mr. Ayala in New York City to further discuss the possibility of Providence’s and Ayala’s respective interest in eTelecare and their respective views on eTelecare’s future prospects.

On June 25, 2008, Ms. Richardson and Mr. Noell of Providence verbally communicated to Morgan Stanley Providence’s preliminary proposal to acquire eTelecare in an all cash transaction for $10.00 per share, subject to customary legal, business and accounting due diligence, negotiation of a mutually satisfactory acquisition agreement, and Providence’s desire to have a co-investor participating in the proposed transaction. This proposal was confirmed by Providence in a letter submitted to Morgan Stanley on June 26, 2008.

On July 1, 2008 through July 3, 2008, representatives of eTelecare met with representatives of Company A in Scottsdale, Arizona, during which Company A conducted due diligence on eTelecare. Following this meeting, Company A highlighted the importance of understanding eTelecare’s second quarter performance and its updated outlook for the remainder of the year before proceeding with the acquisition offer.

On July 2, 2008, a meeting of the Strategic Committee was held with Mr. Harris, Mr. Dodson, and representatives from Morgan Stanley, Pillsbury and Romulo participating in the discussion. Morgan Stanley provided an update on discussions with Company A and Providence.

On July 7, 2008, representatives of Morgan Stanley communicated to Ms. Richardson and Mr. Noell of Providence that eTelecare was interested in pursuing Providence’s acquisition proposal as outlined in its preliminary proposal and agreed to set up in-depth due diligence meetings and calls between eTelecare and Providence and their respective advisors.

On July 10, 2008, representatives of eTelecare’s management, Pillsbury and Weil, Gotshal & Manges LLP (“Weil, Gotshal”), Providence’s United States legal counsel, met telephonically to discuss proposed transaction structures.

On July 11, 2008, members of eTelecare’s management held a telephonic meeting with representatives of Weil, Gotshal during which Weil, Gotshal conducted due diligence on eTelecare. Representatives of Morgan Stanley and Pillsbury also participated in the meeting.

On July 16, 2008 and July 17, 2008, representatives of eTelecare met with representatives of Providence and NewBridge in Scottsdale, Arizona during which Providence and NewBridge conducted due diligence on eTelecare and discussed possible transaction structures.

On July 18, 2008, representatives of eTelecare’s management, Pillsbury, Weil, Gotshal and Providence’s Philippine advisors met telephonically to discuss possible transaction structure.

On July 22, 2008, representatives of eTelecare’s management, Pillsbury, Romulo, Weil, Gotshal and Sycip Salazar Hernandez & Gatmaitan (“Sycip”), Providence’s Philippine legal counsel, met telephonically to discuss possible transaction structures and the documentation contemplated by these structures.

On July 23, 2008, representatives of Romulo and Sycip met telephonically to further discuss possible transaction structures.

On July 28, 2008, representatives of Romulo and Sycip met with the Philippines Securities and Exchange Commission (“PSEC”) and the Philippine Stock Exchange (“PSE”) on a confidential basis, without disclosing the identity of the parties, to discuss potential transaction structures. From time to time thereafter, Romulo and Sycip met confidentially with the PSEC to discuss potential transaction structures.

On July 29, 2008, a meeting of the eTelecare Board was held telephonically to discuss eTelecare’s performance in the second quarter of 2008, its preliminary outlook for the remainder of 2008 and the status of negotiations with Providence and Company A. Mr. Ayala voluntarily recused himself from the portion of the meeting in which the eTelecare Board discussed the status of strategic discussions. Representatives of Morgan Stanley and Pillsbury participated in the meeting. Morgan Stanley provided an update on its discussions with the financial advisors of Company A and with Providence and also provided a general update on the capital markets. Pillsbury provided an update on its discussions with Company A’s legal advisors relating to the proposed structure of the transaction. In light of eTelecare’s status as a Philippine corporation and its dual listing of ADSs on the NASDAQ in the United States and common shares on the PSE in the Philippines, the structure of any strategic transaction was likely to be complex. As a result, a considerable amount of time was spent considering the possible transaction structures and evaluating the consequences these structures might have on eTelecare’s stockholders.

During due diligence conference calls held between July 29 and 31, 2008, Providence and Ayala were informed of eTelecare’s revised full year forecast for fiscal year 2008. Providence conveyed to eTelecare that such revised forecast would negatively affect its valuation of eTelecare and consequently reduce the offer price for eTelecare.

On July 30, 2008, representatives of Pillsbury and Weil, Gotshal met telephonically to discuss possible transaction structures and related documentation.

On July 30, 2008, representatives of Morgan Stanley met telephonically with Company A’s financial advisors to discuss Company A’s diligence review.

On August 5, 2008, Providence informed representatives of Morgan Stanley that due to updated financial due diligence information provided by eTelecare, the offer price set out in Providence’s preliminary proposal would be lowered, but that Providence and Ayala remained interested in continuing their due diligence and pursuing the acquisition of eTelecare. At this time, Providence did not indicate a revised offer price but informed representatives of Morgan Stanley that a revised offer would be contingent upon Providence’s completion of their due diligence. Morgan Stanley indicated that eTelecare remained interested in a potential transaction and that Providence and Ayala should continue their due diligence.

On August 8, 2008, Mr. Harris met with a representative of Company A regarding the status of discussions between eTelecare and Company A and the progress of Company A’s due diligence review.

During early August 2008, Providence and Ayala continued with their due diligence, and Providence informed Morgan Stanley that a revised offer would be forthcoming.

On August 9, 2008, representatives of Pillsbury and Weil, Gotshal met telephonically to discuss proposed transaction structures and related documentation. During this meeting, Pillsbury and Weil, Gotshal preliminarily agreed on a possible structure, from a legal perspective, for the transaction contemplated by Providence.

On August 13, 2008, eTelecare issued its earnings release for the second quarter of 2008. In its release, eTelecare reiterated its revenue guidance for the full fiscal year of 2008 of projected revenue between $300 and $310 million, while revising its guidance with respect to operating income to be between $9 and $11 million (down from between $16 and $19 million) and earnings per fully diluted share of $0.30 to $0.36 (down from $0.50 to $0.60).

On August 18, 2008, Pillsbury delivered a proposed draft of the Acquisition Agreement to Weil, Gotshal.

On August 19, 2008, Company A delivered a revised indication of interest with an offer to purchase 100% of eTelecare’s outstanding shares for an all-in value of equity plus equity equivalents in the range of $233 million to $262 million, with the assumption that net working capital at the time of document execution is at least $56 million. Company A also reiterated its request that eTelecare enter into an exclusivity agreement, which would have prohibited eTelecare from taking any action to solicit or participate in any negotiations or discussions with any third party related to an acquisition of eTelecare for a period of 60 days.

On August 20, 2008, a meeting of the Strategic Committee was held telephonically to discuss Company A’s revised indication of interest and its request for exclusivity. Mr. Harris and representatives of Morgan Stanley, Pillsbury and Romulo participated in the meeting. Morgan Stanley advised that the revised indication of interest from Company A should be clarified by Company A as it currently implied an offer that was substantially lower than Company A’s prior indication of interest.

On August 26, 2008, representatives of Providence met telephonically with representatives of Morgan Stanley to discuss Providence’s offer, including a revised offer price of $8.25 per share based on updated financial due diligence and other information eTelecare had recently provided to Providence. Following this discussion, representatives from Morgan Stanley informed the Strategic Committee of Providence’s revised offer price and met telephonically with Mr. Fernandes to discuss the revised offer. Following this discussion, representatives of Morgan Stanley contacted representatives of Providence by telephone to advise them that Providence’s revised offer was insufficient, and that eTelecare would only entertain a higher bid. In subsequent conversations that occurred on August 26, 2008, Providence indicated to representatives of Morgan Stanley that it agreed to increase its offer price to $8.50 per share, subject to confirmatory due diligence.

On August 26, 2008, representatives of Pillsbury and Weil, Gotshal met telephonically to discuss Providence’s initial comments to the material terms of the Acquisition Agreement.

On August 26, 2008, a meeting of the eTelecare Board was held telephonically. Mr. Ayala voluntarily recused himself from the portion of the meeting in which the eTelecare Board discussed the status of negotiations with Company A and Providence. Representatives of Morgan Stanley, Pillsbury and Romulo participated in the meeting.

On August 27, 2008, at the direction of the eTelecare Board, representatives of Morgan Stanley communicated eTelecare’s initial response on the material terms of Company A’s indication of interest to the financial advisors of Company A.

On August 27, 2008, Pillsbury delivered a draft of the proposed Acquisition Agreement to Company A.

On August 27, 2008, during a call between Mr. Harris and Mr. Noell of Providence, Mr. Harris indicated that Providence’s revised offer of $8.50 per share was still too low and needed to be increased. Mr. Harris also requested that Providence submit a mark-up to the Acquisition Agreement so that the eTelecare Board could analyze any material issues.

On August 28, 2008, Company A sent an email to Mr. Harris and Mr. Fernandes proposing that eTelecare sign an exclusivity agreement with Company A that would provide for a period of exclusivity of 40 days.

On August 28, 2008, in a telephone conversation with representatives of Morgan Stanley, Company A’s financial advisor confirmed Company A’s current offer was to purchase the outstanding shares of eTelecare for $9.00 per share, subject to confirmatory due diligence.

On August 29, 2008, representatives of Pillsbury and Company A’s legal counsel met telephonically to discuss proposed transaction structures and timing.

On August 29, 2008, Weil, Gotshal delivered comments to the Acquisition Agreement to Pillsbury. Among other comments to the Acquisition Agreement, Weil, Gotshal, on behalf of Providence, requested that at least 90% of the outstanding shares of eTelecare agree to accept the tender offer from Providence as a minimum condition to Providence being required to accept any shares tendered and to consummate the transactions contemplated by the Acquisition Agreement.

The minimum tender condition was a key provision for eTelecare, because it directly impacted the amount of certainty eTelecare would have that any tender offer launched would ultimately be consummated. In other words, the lower the minimum tender condition threshold, the greater the certainty that such threshold could be achieved. However, in order for a potential buyer to acquire sufficient control of eTelecare and be able to direct certain significant corporate actions following the completion of the tender offer, such as a merger or other change in control transaction, it would need to hold at least 66.67% of the outstanding shares of eTelecare on a fully diluted basis. This is a result of the Philippine Corporation Code requiring approval of at least 66.67% of the outstanding shares in order to accomplish certain significant corporate actions, such as a merger or amendment of a company’s articles of incorporation. The request for a minimum tender condition of 90% by Providence was to ensure that it would acquire the desired control under Philippine law as well as to better support its efforts to take eTelecare private and delist its ADSs from the NASDAQ and delist its Common Shares from the PSE following consummation of the tender offer. For example, under applicable PSE regulations, in order for the Common Shares to be delisted from the PSE, at least 95% of the Shares outstanding must be held by a single holder, including any Shares held by parties acting in concert with such holder. While each party had an interest in ensuring the successful completion of a tender offer, both Company A and Providence were equally focused on ensuring their corporate objectives for the transaction could be accomplished once the tender offer had been completed. At the same time, the eTelecare Board was focused on achieving as much deal certainty as possible, and therefore, was generally interested in lowering the minimum tender condition.

In its response, Providence also removed entirely from the proposed Acquisition Agreement the fiduciary out provision, which was a proposal by eTelecare to allow the eTelecare Board to pursue an alternative transaction if eTelecare received another offer to be acquired after the execution of a definitive agreement with Providence and if the eTelecare Board determined, upon advice from legal counsel, that it was necessary to pursue such alternative offer in order to discharge its fiduciary duties.

On August 31, 2008, representatives of Pillsbury and Company A’s legal counsel met telephonically to discuss proposed transaction structures, timing and the Acquisition Agreement.

On September 1, 2008, a meeting of the Strategic Committee was held telephonically to discuss the status of discussions with Providence and Company A. Mr. Harris and representatives of Morgan Stanley and Pillsbury participated in this meeting.

On September 2, 2008, a meeting of the Strategic Committee was held telephonically to discuss the status of discussions with Providence and Company A. Mr. Harris, John-Paul Ho, a director of eTelecare, Mr. Reyes and representatives from Morgan Stanley, Pillsbury and Romulo participated in this meeting. The Strategic Committee reviewed and compared the current proposals from Company A and Providence, including the offered price per share of $9.00 and minimum tender condition of 66.67% from Company A and an offer of $8.50 per share and a minimum tender condition of 90% from Providence. At this time, it was the Strategic Committee’s understanding that NewBridge, a holder of approximately 22% of the outstanding shares of eTelecare, would not agree to sell its shares at the price currently being offered by Company A, but might support Providence’s offer, and this understanding was taken into account in evaluating the relative risks to closing each offer.

On September 2, 2008, Company A sent an email to Mr. Harris, Mr. Fernandes, Morgan Stanley and Pillsbury informing them that Company A’s financial advisors would be in touch with Morgan Stanley to discuss the project timelines and due diligence activities and that Company A’s legal counsel would be in touch with Pillsbury regarding the draft Acquisition Agreement and exclusivity agreement. Company A emphasized the need for eTelecare to enter into the proposed exclusivity agreement by September 8, 2008 as well as the need to have stockholder support agreements in place before Company A would sign an Acquisition Agreement.

On September 2, 2008, representatives of Providence and Morgan Stanley held a conference call, during which Morgan Stanley noted there were outstanding issues between the parties, the most significant of which was the offer price, which eTelecare believed was insufficient.

On September 3, 2008, Mr. Fernandes sent an email to Company A highlighting the importance that both sides agree upon the structure of the proposed transaction, including material terms thereof, and that such agreement would need to be reached before an exclusivity agreement could be executed by eTelecare.

On September 4, 2008, Mr. Harris spoke by telephone with a representative of Providence to discuss material terms of Providence’s indication of interest.

On September 4, 2008, Company A sent an email to Mr. Fernandes and Mr. Harris reiterating the criticality of its request that eTelecare enter into an exclusivity agreement with Company A by September 8, 2008.

On September 5, 2008, representatives of Pillsbury spoke by telephone with Company A’s legal counsel and discussed the structure of the proposed transaction, the request by Company A that stockholder support agreements for certain stockholders be obtained and the request by Company A for an exclusivity agreement with eTelecare.

On September 5, 2008, representatives of Morgan Stanley spoke by telephone with Providence regarding the current status of Providence’s indication of interest and discussed the outstanding issues.

On September 5, 2008, Mr. Harris spoke by telephone to Mr. Ayala, who requested a response from eTelecare to Providence’s response draft of the Acquisition Agreement.

On September 5, 2008, representatives of Pillsbury spoke by telephone with Company A’s legal counsel discussing the terms of the Acquisition Agreement.

On September 7, 2008, representatives of Morgan Stanley spoke by telephone with Company A’s financial advisor about the proposed structure and terms of the transaction. During this conversation, Company A’s financial advisor confirmed an agreement on the fundamental transaction structure. On the issue of stockholder support agreements, Company A’s financial advisor expressed the need to have Morgan Stanley’s assistance in identifying which stockholders to approach and what general groups to target. Company A’s financial advisor also indicated that a 90% minimum tender condition was currently proposed by Company A, which was a change from Company A’s prior offer, and Morgan Stanley indicated that such a condition would not be accepted by eTelecare. Company A’s financial advisor then emphasized that an exclusivity agreement was very important to Company A, and Morgan Stanley responded that agreement upon transaction structure and material terms of the transaction was a precondition to an exclusivity agreement being signed. Company A’s financial advisor informed Morgan Stanley that the due diligence process was proceeding smoothly, but Morgan Stanley expressed concerns over the amount of time requested by Company A to complete its due diligence efforts.

On September 7, 2008, Mr. Fernandes sent an email to Company A informing it that once major transaction issues were resolved, eTelecare would be able to move quickly on an exclusivity agreement.

On September 7, 2008, Pillsbury spoke by telephone to Company A’s legal counsel whereby both parties discussed potential minimum tender conditions and the potential to obtain commitments from eTelecare’s largest stockholders, including Crimson Ventures and NewBridge, to tender their shares under a support agreement with Company A.

On September 8, 2008, Pillsbury delivered comments to the exclusivity agreement to Company A’s legal counsel.

On September 8, 2008, on behalf of Company A, Company A’s legal counsel delivered to Pillsbury comments to the Acquisition Agreement and an initial draft of a proposed form of stockholder support agreement. Among other issues, Company A requested a minimum tender condition of 66.67% of outstanding shares and included a top-up option exercisable in Company A’s discretion if more than 50% but less than 66.67% of the outstanding shares agreed to accept the tender offer, such that the top-up option could be exercised by Company A to allow it to reach the minimum tender condition of owning 66.67% of the outstanding shares after completion of the tender offer and exercise of such option.

On September 8, 2008, Company A sent an email to Mr. Harris indicating it believed all material issues on the draft Acquisition Agreement had been resolved by its team. Company A expressed its desire to have the exclusivity agreement signed no later than September 10, 2008.

On September 8, 2008, representatives from Morgan Stanley informed Providence that eTelecare was not willing to provide a revised draft of the Acquisition Agreement unless Providence increased its offer. However, later that day, eTelecare agreed that it would instruct Pillsbury to discuss the Acquisition Agreement and outstanding issues with Weil, Gotshal, which conversation took place on September 9, 2008.

On September 9, 2008, Company A sent an email to Mr. Fernandes requesting an update on the status of the exclusivity agreement.

On September 9, 2008, Pillsbury spoke with Weil, Gotshal to discuss transaction structure, terms of the Acquisition Agreement and status of proposed commitment letters from Providence and others.

On September 10, 2008, Mr. Fernandes sent an email to Company A updating him on the status of the draft Acquisition Agreement and stating that he would provide a further update following the meeting of the Strategic Committee on September 11, 2008.

On September 11, 2008, Mr. Fernandes spoke by telephone to Providence, whereby Providence increased its prior offer of $8.50 per share to $9.00 per share, if eTelecare could be in a position to sign the Acquisition Agreement by September 15, 2008. Providence also indicated that Ayala was in support of this offer. Providence indicated that the two material issues that still needed to be addressed were the termination provisions of the stockholder support agreements and the minimum tender condition threshold. At this time, Providence proposed a minimum tender condition that at least 80% of the outstanding shares agree to the tender offer. Providence reiterated this proposal to Mr. Harris and to representatives of Morgan Stanley on that same day.

On September 11, 2008, a meeting of the Strategic Committee was held telephonically to discuss the terms of Providence’s offer and Company A’s offer. Mr. Reyes, Mr. Ho, Mr. Harris and representatives from Morgan Stanley, Pillsbury and Romulo participated in this meeting. The Strategic Committee reviewed and compared the two current proposals, including the current offer of $9.00 per shares and minimum tender condition of 66.67% from Company A and the current offer of $9.00 per share and minimum tender condition of 80% from Providence. In addition, the offers were notably different in that Company A’s offer provided for a fiduciary out exercisable by the eTelecare Board under certain circumstances if eTelecare received a proposal superior to Company A’s current offer. Under such circumstances, the Acquisition Agreement could be terminated by eTelecare and the stockholder support agreements would concurrently be terminated. Providence’s offer similarly provided for a fiduciary out exercisable by the eTelecare Board upon receipt of a superior proposal, subject to the terms and conditions set forth in the Acquisition Agreement. In contrast, however, Providence required that the stockholder support agreements continue to be in effect following an exercise by the eTelecare Board of its fiduciary out, thus still providing Providence the means to acquire a substantial portion of the outstanding shares of eTelecare in the face of a superior proposal. The Strategic Committee discussed the other differences between the offers.

On September 11, 2008 through September 19, 2008, Pillsbury, Romulo, Sycip and Weil, Gotshal continued to negotiate the unresolved issues related to the Acquisition Agreement between eTelecare and Providence. During this same time period, Pillsbury, Romulo and Company A’s legal advisors continued to negotiate the unresolved issues related to the Acquisition Agreement between eTelecare and Company A.

On September 12, 2008, Mr. Fernandes spoke by telephone to Providence, whereby Mr. Fernandes communicated the transaction terms that the Strategic Committee viewed as critical to eTelecare, including the inclusion of a fiduciary out both at the corporate level and in the support agreements, the minimum tender condition and the structure and amount of the break-up fee.

On September 12, 2008, Mr. Fernandes sent an email to Company A and requested that Company A provide assurance that the value offered would not change under the proposed exclusivity period of 40 days and that the minimum tender condition be reduced from 67% to 51%. At this time, the Strategic Committee’s understanding continued to be that NewBridge would not agree to sell its shares representing 22% of the outstanding capital stock of eTelecare at the current price being offered by Company A; and therefore, it felt that Company A’s minimum tender condition of 66.67% provided a significant degree of uncertainty to closing the Company A tender offer.

On September 12, 2008, a meeting of the Strategic Committee was held telephonically to discuss the current status of the transaction negotiations with Providence and Company A. Mr. Harris, Mr. Reyes and representatives from Morgan Stanley, Pillsbury and Romulo participated in the discussion.

On September 12, 2008, Pillsbury delivered to Weil, Gotshal a revised draft of the Acquisition Agreement. Weil, Gotshal delivered to Pillsbury forms of the equity commitment letter, limited guarantee and support agreement that would be entered into in connection with the proposed Acquisition Agreement.

On September 13, 2008, Company A sent an email to Mr. Fernandes indicating that the proposed exclusivity agreement as drafted would expire upon a lowering of the offer price and communicated that Company A was prepared to consider lowering its minimum tender condition to 51% so long as the Acquisition Agreement provided for an option in favor of Company A to purchase the remaining authorized, but unissued, share capital of eTelecare.

On September 14, 2008, Mr. Fernandes spoke by telephone to Company A and emphasized that the principle concerns for the eTelecare Board were to exercise its fiduciary duty to deliver to eTelecare’s stockholders a transaction that combined the highest value with the highest degree of certainty and that such a transaction would close at the indicated value. Company A agreed to reconsider the material open issues between the parties. At the request of Company A, Mr. Fernandes followed this phone conversation with an email to Company A summarizing the position of eTelecare.

On September 14, 2008, representatives of Morgan Stanley spoke telephonically with Providence and communicated the primary concerns of the eTelecare Board regarding the remaining open issues between the parties, which included the minimum tender condition threshold and the termination provisions of the stockholder support agreements.

On September 15, 2008, Company A informed Mr. Fernandes that it would agree to reduce its minimum tender condition to 51% of the outstanding shares.

On September 15, 2008, a meeting of the Strategic Committee was held telephonically to discuss the status of negotiations with Company A and Providence. Mr. Harris, Mr. Ho and representatives from Morgan Stanley, Pillsbury and Romulo participated in this discussion. The Strategic Committee reviewed and compared the terms of each offer.

On September 15, 2008, Mr. Fernandes sent an email to Company A, indicating that the Strategic Committee had authorized eTelecare to continue to negotiate with Company A on substantially the terms previously discussed, including an offer price of $9.00 per share and a minimum tender condition of 51% of the outstanding shares, but that Company A must be in a position to execute a definitive agreement as quickly as possible, but no later than September 19, 2008.

On September 15, 2008, Company A sent an email to Mr. Harris inviting him to attend a special meeting of the Board of Directors of Company A in order to discuss the potential combined business operations following a successful transaction. It was contemplated that this meeting would provide the necessary approvals for Company A to execute a definitive agreement no later than September 19, 2008.

On September 16, 2008, Mr. Fernandes and Providence had several communications, during which Mr. Fernandes conveyed the material open issues from eTelecare’s perspective to the current terms of the offer made by Providence and informed Providence that the eTelecare Board would convene a special meeting on the evening (United States Eastern Daylight Time) of September 18, 2008 and make a decision regarding Providence’s proposal and another bidder’s proposal.

On September 16, 2008, a meeting of the Strategic Committee was held telephonically to discuss the status of negotiations with Company A and Providence. Representatives from Morgan Stanley and Pillsbury participated in this discussion.

On September 16, 2008, Mr. Fernandes met telephonically with Mr. Ayala to discuss the current open issues between Providence and eTelecare. Mr. Fernandes conveyed the material open issues from eTelecare’s perspective, including the offer price, the minimum tender condition threshold and the termination provisions of the stockholder support agreements.

On September 16, 2008, representatives of eTelecare discussed the status of negotiations with Company A and Providence with certain large stockholders of eTelecare in an effort to determine if these stockholders would agree to enter into support agreements for either offer. These discussions were conducted under nondisclosure agreements with each stockholder. Discussions with certain large stockholders continued until September 18, 2008.

On September 17, 2008, Mr. Fernandes conveyed to Mr. Ayala that if NewBridge or its affiliates was partnering with Providence in making a bid for eTelecare, it was eTelecare’s expectation that NewBridge would enter into a standstill agreement to be effective upon execution of an Acquisition Agreement with Providence.

On September 17, 2008, Company A’s legal counsel delivered comments to the Acquisition Agreement to Pillsbury.

On September 17, 2008, a meeting of the Strategic Committee was held telephonically to discuss the current status of negotiations with Company A and Providence. Mr. Harris and representatives from Morgan Stanley, Pillsbury and Romulo participated in this meeting.

On September 17, 2008, Mr. Fernandes spoke by telephone with Company A and requested Company A to consider whether it was able to improve its offer and reiterated the importance of executing a definitive Acquisition Agreement as quickly as possible and no later than September 19, 2008.

Prior to the eTelecare Board meeting on September 18, 2008, Mr. Ayala called Mr. Fernandes to confirm that Ayala would be jointly pursuing with Providence the acquisition of eTelecare and to inform him that they were prepared to modify Providence’s original proposal on two key points: (i) to reduce the minimum tender condition to 66.67% of the outstanding shares on a fully diluted basis and (ii) to provide the termination provisions in the stockholder support agreements that had been requested by eTelecare. Providence also called Morgan Stanley to convey the same message. Providence representatives also spoke with Mr. Harris to confirm the intention of Providence and Ayala to make the joint offer and to update him on the revised terms. Providence also asked for, and received, Mr. Harris’s permission to contact key customers as part of its due diligence.

On September 18, 2008, Company A sent emails to Mr. Harris and Mr. Fernandes informing them that Company A would not be able to proceed with its offer on the timeline requested by eTelecare as a result of Company A’s need to take additional time to analyze the impact to Company A’s business of recent events in the global financial markets, but invited eTelecare to continue discussions if the eTelecare Board did not proceed with a transaction with another party in the near term.

On September 18, 2008, a meeting of the Strategic Committee was held telephonically to discuss the proposed transaction and recent events relating to Company A and Providence. Mr. Harris and representatives of Morgan Stanley, Pillsbury and Romulo were also in attendance at this meeting. Mr. Fernandes provided an overview of the status of discussions with Company A and Providence. Representatives from Pillsbury reviewed the material terms of the Acquisition Agreement with Providence. The members of the Strategic Committee discussed the transaction with Providence and the other alternatives available to eTelecare, including but not limited to delaying the process in order to continue discussions with Company A, exploring the possibility of engaging in discussions with other potential bidders and continuing to operate as a standalone business. After its discussion, the Strategic Committee unanimously resolved to recommend to the eTelecare Board to approve the transaction with Providence.

On September 18, 2008, a special meeting of the eTelecare Board was held telephonically, with formal notice to all directors, to consider a proposed strategic transaction. Mr. Ayala voluntarily recused himself from this meeting. Michael Dodson, eTelecare’s Chief Financial Officer, and representatives from Morgan Stanley, Pillsbury, Romulo and Picazo Buyco Tan Fider & Santos (“Picazo”), eTelecare’s regular outside corporate counsel in the Philippines, participated in the meeting. Gemma Santos of Picazo served as eTelecare’s corporate secretary and performed this role during the meeting. The directors, other than Mr. Ayala, received materials from eTelecare’s management, Morgan Stanley and Pillsbury prior to the meeting, which included an updated analysis on the current status of eTelecare’s business and financial condition, a copy of the Acquisition Agreement proposed to be entered into with Providence, a summary of the material terms of that Acquisition Agreement and an updated financial analysis from Morgan Stanley. At the meeting, Mr. Dodson provided an update to the eTelecare Board about eTelecare’s business, financial condition and outlook. Representatives of Pillsbury and Morgan Stanley provided an overview of the negotiation process with Company A and Providence and the current status of those negotiations. The eTelecare Board discussed, with Morgan Stanley’s input, other strategic alternatives available to eTelecare, including but not limited to delaying the process in order to continue discussions with Company A, exploring the possibility of engaging in discussions with other potential bidders and continuing to operate as a standalone business. Representatives from Romulo advised the eTelecare Board on its fiduciary duties in connection with the consideration of this transaction under Philippine law. Ms. Santos concurred with the presentation by Romulo of the fiduciary duties of the directors under Philippine law. There was also a discussion of fiduciary duties under U.S. law, which discussion was led by representatives of Pillsbury, during which the eTelecare Board took note of what the fiduciary duties would be in connection with the consideration of this transaction if U.S. law was assumed to apply. During this discussion regarding fiduciary duties, representatives from Morgan Stanley left the meeting. After representatives from Morgan Stanley rejoined the meeting, Morgan Stanley discussed with the eTelecare Board the financial aspects of the transaction. Morgan Stanley also delivered its opinion orally that, as of September 18, 2008 and based upon and subject to the various considerations, assumptions, qualifications, limitations and other matters as set forth in the opinion (a written copy of which was subsequently delivered and is attached to this Schedule 14D-9 as Annex II), the consideration to be received by holders of eTelecare’s common shares and American Depositary Shares pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders (other than the Purchaser and its affiliates, including NewBridge). Prior to the presentation by representatives of Morgan Stanley at this board meeting and throughout the process described above, representatives of Morgan Stanley had provided input and financial advice to the members of the Strategic Committee and the eTelecare Board, but had not previously made a presentation to the Strategic Committee or the eTelecare Board. The eTelecare Board meeting then adjourned in order for the Compensation Committee of eTelecare to meet. After the Compensation Committee meeting was completed, the meeting of the eTelecare Board reconvened. Representatives from Pillsbury advised the eTelecare Board of the various interests of directors and officers of eTelecare in the transaction and of the material terms of the substantially final draft of the Acquisition Agreement with Providence. Representatives from Romulo discussed the unique aspects of Philippine law for a transaction of this type, including certain tax and other costs that may be incurred by the stockholders. Mr. Fernandes then reported on the recommendation of the Strategic Committee.

The eTelecare Board then had further discussion of the factors relating to the acquisition. See discussion of the material factors considered by the eTelecare Board under “Reasons for Recommendation” below. After its discussion, the eTelecare Board members present at the meeting, with Mr. Ayala having voluntarily recused himself from the meeting and not present to vote, unanimously approved the transaction and determined that the Acquisition Agreement and the tender offer and the other transactions contemplated by the Acquisition Agreement were advisable and fair and in the best interests of eTelecare and its stockholders, including the stockholders unaffiliated with eTelecare. The eTelecare Board also determined that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement are substantively and procedurally fair to the stockholders unaffiliated with the Company.

Following the eTelecare Board meeting on September 18, 2008, Mr. Fernandes called Ms. Richardson of Providence indicating that the eTelecare Board had authorized eTelecare to proceed in finalizing the revised offer from Providence and Ayala and that the parties would work towards signing the Acquisition Agreement on the following day.

On September 18, 2008 and September 19, 2008, representatives from eTelecare, NewBridge, Pillsbury, Romulo and Davis Polk negotiated a standstill agreement between NewBridge and eTelecare. Representatives of eTelecare, Pillsbury, Providence and Weil, Gotshal finalized the terms of the Acquisition Agreement, stockholder support agreements, limited guarantees and commitment letters.

On September 19, 2008, certain stockholders of eTelecare entered into support agreements with the Purchaser. On this same date, eTelecare and the Purchaser executed the Acquisition Agreement and on that same day, prior to the opening of the NASDAQ, the parties announced the Acquisition Agreement and the tender offer contemplated thereby.

Reasons for Recommendation

In evaluating the Acquisition Agreement and the other transactions contemplated thereby, including the Offer, making its determination that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition are substantively and procedurally fair to the stockholders unaffiliated with the Company, and recommending that the eTelecare stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, the eTelecare Board consulted with eTelecare’s senior management, legal counsel and its financial advisor.

The eTelecare Board considered the following substantive factors in making its determination and recommendation:

•	its familiarity with the current and historical financial condition, results of operations, business, prospects and strategic objectives of eTelecare, including the risks associated with achieving those prospects and objectives, as well as the general risks of market conditions that could reduce eTelecare’s stock price. A discussion of these matters can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. For information on how to access these reports, please refer to the information below in Item 8. Additional Information under the section entitled “Available Information.” The eTelecare Board weighed these matters and risks against the certainty of receipt by the stockholders of the Offer Price in cash in a relatively short period of time if the Offer was successfully consummated;

•	the financial forecasts of eTelecare’s operating performance for fiscal years 2008 through 2012 prepared by the management of eTelecare in August 2008, and the risks in achieving these forecasted results and the potential impact to eTelecare’s stock price if the forecasts were achieved or not achieved. For further information regarding the financial forecasts prepared by the management of eTelecare, please refer to the section entitled “— Financial Projections” below;

•	the possibility that NewBridge would acquire a controlling interest in eTelecare without paying a premium for such interest and the possible resulting negative impact to eTelecare’s stock price and liquidity for its stockholders;

•	the uncertainty that the trading price of the Shares would approach $9.00 in the foreseeable future because of current and expected conditions in the general economy and in the business process outsourcing industry, including the fact that uncertain overall financial market conditions have impacted trading prices of other companies’ shares in the business process outsourcing industry;

•	the $9.00 per Share price to be paid in cash would provide eTelecare stockholders with the opportunity to receive a premium over the historical trading prices of the Shares, based on the eTelecare Board’s analysis of the range of historical trading closing prices of the ADSs on the NASDAQ for the one-year period ending on

September 18, 2008, and the implied premium based on the consideration per share of $9.00, including the information summarized below:

		Implied
		Transaction
Period Ending September 18, 2008	Price	Premium

As of September 15, 2008	$4.56	97%
1 week closing average	$4.76	89%
1 month closing average	$5.09	77%
3 months closing average	$5.54	62%
6 months closing average	$6.00	50%
12 months closing average	$7.36	22%

The eTelecare Board also took note of the fact that the trading price of the ADSs on NASDAQ had not reached $9.00 since December 2007 and the trading price of the Common Shares on the Philippine Stock Exchange had not reached $9.00 since January 2008;

•	the eTelecare Board’s review of the historical volatility, trading volumes and other trading information with respect to the Shares, including the low trading volume of the Shares and its negative impact on the liquidity for eTelecare’s stockholders and the volatility in both the U.S. and Philippine stock markets driven by uncertain economic conditions, which had negatively impacted the trading price of the Shares, and the eTelecare Board’s assessment of the likelihood of those trends and resulting negative impact to continue;

•	the consideration to be received by eTelecare stockholders in the Offer as compared to premiums in other comparable acquisition transactions identified by Morgan Stanley in its presentation to the eTelecare Board made on September 18, 2008 and filed as an exhibit to eTelecare’s Schedule 13E-3;

•	the form of consideration to be paid to holders of Shares in the Offer and the certainty of value of such cash consideration;

•	the business reputation of Ayala and Providence and its management and the substantial financial resources of Ayala and funds affiliated with Providence and, by extension, the Purchaser, and the fact that the Offer was not subject to a financing condition, which the eTelecare Board believed supported the conclusion that an acquisition transaction with Ayala, Providence and the Purchaser could be completed relatively quickly and in an orderly manner;

•	the financial analyses and opinion of Morgan Stanley delivered orally to the eTelecare Board and subsequently confirmed in writing to the effect that, as of September 18, 2008, and based upon and subject to the various considerations, assumptions, qualification, limitations and other matters set forth therein, the consideration to be received by holders of Shares pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders (other than the Purchaser and its affiliates, including NewBridge). The full text of the written opinion of Morgan Stanley, dated September 18, 2008, which sets forth the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. Morgan Stanley provided its opinion for the information and assistance of the eTelecare Board in connection with its consideration of the Offer. Morgan Stanley’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or take any other action. For a further discussion of Morgan Stanley’s opinion, see “Opinion of Morgan Stanley & Co. Incorporated” below. The eTelecare Board adopted the Morgan Stanley financial analyses and opinion. In making its determination that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement are substantively and procedurally fair to the stockholders of eTelecare, including the stockholders unaffiliated with eTelecare, notwithstanding that the opinion of Morgan Stanley may be deemed to address stockholders who are affiliates of eTelecare (other than the Purchaser and its affiliates, including NewBridge), the eTelecare Board considered the fact that unaffiliated stockholders and affiliated stockholders, including the directors and officers of eTelecare, who are also stockholders of eTelecare, would receive the same per share consideration in the Offer;

•	the affiliated and unaffiliated stockholders would be subject to the same terms and conditions of the Offer;

•	the provisions of the Acquisition Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by eTelecare and the Purchaser. In particular:

•	No Financing Condition. The eTelecare Board considered the representation of the Purchaser that it has access to sufficient cash resources to pay the amounts required to be paid under the Acquisition Agreement and the Offer is not subject to a financing condition.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. While eTelecare is prohibited from soliciting any Acquisition Proposal (as defined in the Acquisition Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Acquisition Agreement does permit, with respect to any third party that has made a bona fide, unsolicited, written Acquisition Proposal that the eTelecare Board determines in good faith, after consultation with its outside legal and financial advisors, constitutes, or would be reasonably expected to lead to, a Superior Proposal (as defined in the Acquisition Agreement), and subject to certain other procedural requirements, the eTelecare Board (1) to furnish information with respect to eTelecare and its subsidiaries pursuant to a confidentiality agreement to a person making a Superior Proposal and (2) to participate in discussions or negotiations with the person making a Superior Proposal regarding the Superior Proposal, subject to the terms of the Acquisition Agreement.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. At any time prior to the Expiration Date, if eTelecare receives a Superior Proposal, which the eTelecare Board determines in good faith and subject to certain procedural requirements, the eTelecare Board may withhold, withdraw, qualify or modify its recommendation or declaration of advisability of the Acquisition Agreement or Offer, and terminate the Acquisition Agreement to enter into a definitive agreement with respect to such Superior Proposal, after consultation with its outside legal counsel and financial advisor, if the failure to withdraw or change its recommendation would be inconsistent with its fiduciary duties to eTelecare’s stockholders. In order for the eTelecare Board to withdraw its recommendation in connection with a Superior Proposal, the eTelecare Board must first provide the Purchaser with a right to match the Superior Proposal. In order for the eTelecare Board to accept the Superior Proposal, it must provide notice of the Superior Proposal to the Purchaser and if requested by the Purchaser negotiate in good faith to make changes to the Acquisition Agreement. Following a change in recommendation, eTelecare must concurrently pay the Purchaser the Termination Fee (as defined in the Acquisition Agreement).

•	Termination Fee. The eTelecare Board was of the view that the termination fee payable by eTelecare to the Purchaser, if the Acquisition Agreement is terminated for reasons discussed in the Acquisition Agreement, was comparable to termination fees in transactions of a similar size and was reasonable. The eTelecare Board also viewed the termination fee payable by the Purchaser if the Acquisition Agreement is terminated by the Purchaser for reasons discussed in the Acquisition Agreement as reasonable under those circumstances. In addition, the eTelecare Board considered the Limited Guarantees provided by NewBridge and Providence Equity Partners VI International L.P. (“Providence VI”) guarantying the payment of any Purchaser termination fee.

•	Conditions to the Consummation of the Offer; Likelihood of Closing. The eTelecare Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Acquisition Agreement in light of the conditions to the Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer and the Acquisition Agreement;

•	the fact that the eTelecare Board conducted extensive negotiations with another interested party and the Purchaser over an extended period of time, and that based on the results of that process, the Strategic Committee and the eTelecare Board believed that the Offer Price was the highest that was reasonably attainable; and

•	the fact that stockholders of eTelecare who are unaffiliated with the Purchaser and with eTelecare and hold approximately 40.5% of the subset of Shares outstanding that are held by stockholders of eTelecare who are not affiliated with either the Purchaser or eTelecare entered into support agreements with the Purchaser agreeing to tender Shares in the Offer.

eTelecare’s Board considered the following procedural factors in making its determination and recommendation:

•	that the Strategic Committee, comprised solely of independent directors, met regularly to discuss eTelecare’s strategic alternatives, including the Offer, and consulted with Pillsbury, Romulo and Morgan Stanley with respect to those alternatives, and ultimately unanimously recommended the Offer to the eTelecare Board;

•	the financial and other terms and conditions of the Acquisition Agreement were the product of arm’s-length negotiations between the Strategic Committee, comprised solely of independent directors, and the Purchaser;

•	the possible strategic alternatives in light of the fact that the eTelecare Board negotiated an alternative proposal from a third party, considered soliciting proposals from other third parties and whether parties other than the Purchaser would be willing or capable of entering into a transaction with eTelecare that would provide value to eTelecare stockholders superior to the cash price to be paid pursuant to the Offer, on substantially similar or better terms and with a substantially similar or increased likelihood of consummating such alternative transaction;

•	the results of the process that the eTelecare Board has conducted, with the assistance of the Strategic Committee, eTelecare management and advisors, to evaluate strategic alternatives. Based on the results of that process, the eTelecare Board believed that the consideration obtained was the highest that was reasonably attainable;

•	the anticipated timing of the consummation of the transactions contemplated by the Acquisition Agreement, and the structure of the transaction as a tender offer for all the issued and outstanding Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame in contrast to an alternative transaction structure, such as a merger;

•	the fact that the eTelecare Board had the authority to reject the transaction proposed by the Purchaser and, as a result of the standstill provisions in the nondisclosure agreement with an affiliate of Providence, could prevent the Purchaser from making a hostile bid for eTelecare or otherwise attempting to circumvent the process undertaken by the eTelecare Board;

•	the fact that a majority of the directors serving on eTelecare’s Board who are not employees of eTelecare approved the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement;

•	the fact that each stockholder is free to decide whether to accept the Offer based on the information set out in the Offer to Purchase, the Philippine SEC Form 19-1, this Schedule 14D-9, the Philippine SEC Form 17-C and other available public information concerning eTelecare;

•	the fact that the eTelecare Board received an opinion from its financial advisor, Morgan Stanley, that, as of September 18, 2008, based upon and subject to the various considerations, assumptions, qualifications, and limitations and other matters set forth in its written opinion, the consideration to be received by holders of the Shares pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders (other than the Purchaser and its affiliates, including NewBridge);

•	the fact that the Offer will remain open to the stockholders until December 11, 2008 at 2:00 p.m. Philippines time, 1:00 a.m. New York City time;

•	the fact that the Offer is subject to the minimum tender condition that requires the Purchaser to have received prior to the expiration of the Offer, valid acceptances (which have not been withdrawn) in respect of Shares representing at least 66.67% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares);

•	the fact that the eTelecare Board, in accordance with and subject to the conditions and limitations set forth in the Acquisition Agreement, has the right to provide diligence material to, and negotiate with, third parties that express unsolicited interest in eTelecare prior to the time when the tendered Shares are accepted for purchase;

•	the fact that the eTelecare Board, in accordance with and subject to the conditions and limitations set forth in the Acquisition Agreement, has the right to terminate the Acquisition Agreement if a Superior Proposal (as defined in the Acquisition Agreement), which the eTelecare Board supports, emerges before the tendered Shares are accepted for purchase by the Purchaser; and

•	the fact that the support agreements entered into by those stockholders who have agreed to tender their Shares in the Offer terminate upon termination of the Acquisition Agreement.

Given the procedural safeguards described above, the eTelecare Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of eTelecare’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

In light of these procedural safeguards described above, the eTelecare Board also did not consider it necessary to require the Offer to be approved by at least a majority of eTelecare’s unaffiliated stockholders. Accordingly, the transaction is not structured to require approval of at least a majority of eTelecare’s unaffiliated stockholders.

In the course of its deliberations, the eTelecare Board also considered a variety of risks and other countervailing factors related to entering into the Acquisition Agreement and the transaction, including:

•	the elimination of the opportunity for stockholders to participate in any future growth and profits of eTelecare, including the potential for a higher stock price, if stockholders were to accept the Offer and tender their Shares;

•	the potential limitations on eTelecare’s pursuit of business opportunities due to pre-closing covenants in the Acquisition Agreement whereby eTelecare agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of the Purchaser;

•	the possibility that the transactions contemplated by the Acquisition Agreement may not be consummated due to the failure to satisfy the closing conditions;

•	the effect of public announcement of the Acquisition Agreement, including effects on eTelecare’s sales, operating results and stock price, and eTelecare’s ability to attract and retain key management and sales and marketing personnel;

•	the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary; and

•	the interests of the officers, directors and other affiliates of eTelecare in the Offer, including the matters described under “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” beginning on page 2 of this Schedule 14D-9 and the impact of the Offer on eTelecare’s stockholders and employees.

eTelecare’s Board did not consider whether the consideration in the Offer constitutes fair value in relation to the Company’s liquidation value and did not give consideration to the Company’s net book value. eTelecare believes that these measures do not reflect the fair value of eTelecare or the Shares. eTelecare did not consider the liquidation value of the Company because it considered eTelecare to be a viable, going concern and therefore did not consider liquidation value to be a relevant valuation method. Also, eTelecare did not consider net book value because it believes that net book value, which is an accounting concept that focuses on the value at which assets are reflected on the balance sheet, overlooks the substantial value represented by the income and cash flows that can be generated as a going concern.

While eTelecare’s Board did not establish a specific going concern value of eTelecare and did not believe that there is a single method for determining going concern value, the eTelecare Board believed that each of Morgan Stanley’s valuation methodologies represented a valuation of eTelecare as it continues to operate its business, and, to that extent, such analyses could be collectively characterized as forms of going concern valuations. For example, the eTelecare Board considered the comparable companies analysis, which could be considered to represent the “stand-alone” valuation of the Company if it traded at the multiples calculated for the selected companies. In addition, the discounted cash flow analysis could be considered a “stand-alone” valuation of eTelecare based on the present value of the estimated future excess capital of eTelecare and the present value of the terminal value of eTelecare in 2012. The eTelecare Board considered these analyses in the context of the other financial analyses performed by Morgan Stanley in the preparation of its opinion, and, in that regard, such analyses factored into the eTelecare Board’s fairness determination and were adopted by the eTelecare Board.

Other than the transactions discussed in this section, eTelecare’s Board did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of eTelecare by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such other offers were made during the last two years.

The foregoing discussion of the information and factors considered by the eTelecare Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the eTelecare Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the eTelecare Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the eTelecare Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer.

Financial Projections

eTelecare does not, as a matter of course, publicly disclose projections as to its future financial performance. During its consideration of strategic alternatives, as described in “— Background of the Merger,” eTelecare provided Morgan Stanley with financial forecasts of eTelecare’s operating performance for fiscal years 2008 through 2012 prepared by the management of eTelecare in August 2008, which we refer to as the “Management Projections.” The Management Projections were provided to Morgan Stanley for use in connection with its financial analysis, as summarized in “Opinion of Morgan Stanley & Co. Incorporated.”

In compiling the Management Projections, eTelecare’s management took into account historical performance, combined with estimates regarding revenues, operating margin, interest rates and capital spending. Although the Management Projections are presented with numerical specificity, the Management Projections reflect numerous assumptions and estimates as to future events made by eTelecare’s management that eTelelcare’s management believed were reasonable at the time the Management Projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for eTelecare’s services, the competitive environment, and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of eTelecare’s management, may cause the Management Projections or the underlying assumptions not to be reflective of actual future results. In addition, these Management Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or any changes to eTelecare’s operations or strategy that may be implemented after completion of the Offer. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained in the Management Projections. The inclusion of this information should not be regarded as an indication that eTelecare, the Purchaser, Morgan Stanley or any other recipient of this information considered, or now considers, the Management Projections to be predictive of actual future results.

Except to the extent required by applicable federal securities laws, eTelecare has not, does not intend and expressly disclaims any responsibility to, update or otherwise revise the Management Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events even in the event that any of the assumptions underlying the Management Projections are shown to be in error. eTelecare has neither updated or revised nor intends to update or otherwise revise the Management Projections to reflect circumstances existing since the preparations thereof or to reflect the occurrence of unspecified events even in the event that any or all of the underlying assumptions are shown to be in error.

The Management Projections were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Management Projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the United States. eTelecare’s independent accountants have not examined, compiled or otherwise applied procedures to the Management Projections and, accordingly, do not express an opinion or any other form of assurance with respect to the Management Projections. The Management Projections constitute forward-looking statements. Investors should consider the risks and uncertainties in the eTelecare’s business that may affect future performance, including those that are discussed under “Item 8 — Additional Information — Forward-Looking Statements” below. The Management Projections included the following information:

Management Projections

	2008E		2009E	2010E	2011E	2012E

Revenue	$311.2		$389.7	$448.2	$515.4	$592.7
Total Costs and Expenses	299.8		365.7	418.8	477.5	545.0
Income from Operations	11.4		24.0	29.4	37.9	47.8
Total Other Expenses (Income)	(0.3)		(0.6)	(2.0)	(2.0)	(2.0)
Provision for Income Tax	1.3		2.9	3.9	5.4	7.1
Net Income (Loss)	10.4		21.6	27.5	34.5	42.6
Earnings per shares	0.45	*	0.67	0.83	1.03	1.25
EBITDA	38.0	*	50.0	59.1	71.8	86.4

*	Adjusted to remove the impact of $3.9 million related to $3.9 million for non-recurring expenses.

Reconciliation of Non-GAAP Presentation

The Company’s financial projections include a projection of the Company’s EBITDA. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation, and amortization. EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Accordingly, EBITDA should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income is set forth below. In addition, Management’s Projections for 2008 included an adjustment to remove the impact of $3.9 million related to non-recurring expenses from EBITDA. A reconciliation of adjusted EBITDA is included below. The Company did not provide Purchaser with this reconciliation in connection with Purchaser’s due diligence review of the Company or Morgan’s Stanley as its financial advisor. This reconciliation is included in this document pursuant to SEC requirements.

	2008E	2009E	2010E	2011E	2012E
		(In millions, except per share data)

Net Income	10.4	21.6	27.5	34.5	42.6
Depreciation and amortization	22.7	26.0	29.7	33.9	38.7
Interest Income	(0.3)	(0.6)	(2.0)	(2.0)	(2.0)
Income Taxes	1.3	2.9	3.9	5.4	7.1
EBITDA	34.1	49.9	59.1	71.8	86.4
Non-recurring item adjustment	3.9	0.0	0.0	0.0	0.0
Adjusted EBITDA	38.0	50.0	59.1	71.8	86.4

A reconciliation of GAAP adjusted earnings per share for 2008 and Management Projection’s for 2008 which included an adjustment to remove the impact of $3.9 million related to non-recurring expenses is set forth below.

		Adjustment:
	Diluted Earnings	Non-Reoccurring	Adjusted Diluted
	Per Share	Expenses	Earnings per Share
	(In millions, except per share data)

Net income	$10.4	$3.9	$14.4
Weighted average diluted shares	31.5	31.5	31.5
Diluted earnings per share	$0.33	$0.12	$0.45

Opinion of Morgan Stanley & Co. Incorporated

eTelecare retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. eTelecare selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of eTelecare. At the meeting of the eTelecare Board on September 18, 2008, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated September 18, 2008, that as of such date, based upon and subject to the various considerations, assumptions, qualifications, limitations and other matters set forth in the opinion, the consideration to be received by holders of eTelecare’s Shares pursuant to the Acquisition Agreement was fair from a financial point of view to such holders (other than the Purchaser and its affiliates, including NewBridge).

The full text of Morgan Stanley’s written opinion, dated as of September 18, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached hereto as Annex II to this Schedule 14D-9. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to eTelecare’s Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Acquisition Agreement to holders of Shares (other than the Purchaser and its affiliates, including NewBridge), and does not address any other aspect of the transaction or constitute a recommendation to any holder of Shares as to whether to accept the transaction or take any other action. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of eTelecare;

•	reviewed certain internal financial statements and other financial and operating data concerning eTelecare;

•	reviewed certain financial projections prepared by the management of eTelecare;

•	discussed the past and current operations and financial condition and the prospects of eTelecare with senior executives of eTelecare;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of eTelecare and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with eTelecare and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of eTelecare and Providence;

•	reviewed the Acquisition Agreement, the drafts of the equity commitment letters from Providence substantially in the form of the drafts dated September 18, 2008 (the “Commitment Letters”) and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by eTelecare and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of eTelecare of the future financial performance of eTelecare. In addition, Morgan Stanley assumed that the transaction will be consummated in accordance with the terms set forth in the Acquisition Agreement without any waiver, amendment or delay of any terms or conditions and that the Purchaser will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transaction. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of eTelecare and its legal, tax, or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of eTelecare’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of eTelecare, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of September 18, 2008. Events occurring after September 18, 2008 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving eTelecare.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical prices of the ADSs. Morgan Stanley reviewed the range of closing prices of the ADSs for the one-year period ending on September 18, 2008, and the implied premium based on the consideration per share of $9.00 and observed the following:

		Implied
		Transaction
Period Ending September 18, 2008	Price	Premium

Current Unaffected Price (9/15/2008)	$4.56	97%
1 Week Average	$4.76	89%
1 Month Average	$5.09	77%
3 Months Average	$5.54	62%
6 Months Average	$6.00	50%
12 Months Average	$7.36	22%
Average Since IPO	$9.64	(7)%
LTM High (9/24/07)	$11.20	(20)%
LTM Low (9/9/08)	$4.13	118%

Morgan Stanley noted that the consideration per share of $9.00 reflected a 97% premium to eTelecare’s unaffected closing price of $4.56 on September 15, 2008.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for the ADSs prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the ADSs and are not discounted to reflect present values. The range of undiscounted equity analyst price targets for eTelecare was $6.00 to $11.00. When discounted at a cost of equity of 14%, the range of equity analyst price targets for eTelecare was $5.25 to $9.75. The cost of equity was calculated using the Capital Asset Pricing Model.

Morgan Stanley noted that the consideration per share to be received by holders of the Shares pursuant to the Acquisition Agreement was $9.00 per share.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of eTelecare and future financial market conditions.

Comparable Companies Trading Analysis

Morgan Stanley reviewed and compared certain financial information for eTelecare with publicly available Wall Street estimates (the “Wall Street Estimates”) for three categories of companies that shared similar business characteristics to eTelecare. The comparable companies used in this analysis are as follows:

	Aggregate Value/	Price/
	2008E EBITDA(x)	2009E EPS(x)

U.S. Peers
• APAC Customer Services	7.4	12.4
• Convergys	6.6	11.5
• ICT Group	4.3	22.3
• Startek	5.6	33.0
• Sykes Enterprises	6.4	12.7
• TeleTech Holdings	4.7	10.2

European Peers
• Teleperformance	4.5	10.6
• Transcom	0.5	5.7

Philippines Peers
• Paxys	4.7	7.7
• PeopleSupport	NA	28.7

For purposes of the comparable companies analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparative purposes:

•	the ratio of aggregate value, defined as market value plus total debt, preferred stock and minority interest less unrestricted cash and liquid securities, to estimated earnings before interest, taxes, depreciation, amortization and certain one-time add backs (“EBITDA”) for calendar year 2008 (based on Wall Street Estimates and management projections); and

•	the ratio of price to estimated earnings per share for calendar year 2009 (based on Wall Street Estimates and management projections).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant financial statistic for eTelecare. Based on eTelecare’s current outstanding Shares and stock options, Morgan Stanley estimated the implied value per Share as of September 18, 2008 as follows:

Comparable Company
	Representative	Implied Value
Wall Street Estimates	Multiple Range	per Share

Aggregate Value to Estimated 2008 EBITDA	3.5× - 5.5×	$5.00 - $7.50
Price to Estimated 2009 Earnings Per Share	8.0× - 12.0×	$5.00 - $7.75

Management Projections

Aggregate Value to Estimated 2008 EBITDA	3.5× - 5.5×	$5.50 - $8.00
Price to Estimated 2009 Earnings Per Share	8.0× - 12.0×	$5.25 - $8.00

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Acquisition Agreement was $9.00 per share.

No company utilized in the comparable company analysis is identical to eTelecare. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond eTelecare’s control, such as the impact of competition on eTelecare’s businesses and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of eTelecare or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for eTelecare based on a discounted cash flow analysis. Morgan Stanley performed a discounted cash flow analysis on eTelecare using both management projections and Wall Street Estimates through 2012. The management projections were provided by the management of eTelecare and appear in the “Management Projections” table in the “Financial Projections” section of Item 4 of this Schedule 14D-9. Morgan Stanley calculated the net present value of free cash flows for eTelecare for the years 2008 through 2012 and calculated terminal values in the year 2012 based on a perpetuity growth rate ranging from 2.0% to 4.0%. Such perpetuity growth rate range was derived, based on Morgan Stanley’s judgment, after considering the multiples implied by such perpetual growth rates and the trading multiples of selected companies comparable to eTelecare. These values were discounted to present values at a discount rate ranging from 13.0% to 15.0% based on an estimated weighted average cost of capital calculated using the Capital Asset Pricing Model, then combined to result in a range of implied per share prices of $6.75 to $8.75 per share for Wall Street Estimates and $8.25 to $11.00 for management projections.

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Acquisition Agreement was $9.00 per share.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, comparing the premia and multiples paid in selected transactions that share some characteristics with eTelecare and the transaction. Morgan Stanley compared publicly-available statistics for nine selected announced services transactions occurring since May 2006, in which the transaction values were between $100 million and $5 billion. The following is a list of these transactions:

		1-Day Offer	Aggregate
		Premium	Value/LTM
Date	Selected Precedent Transaction (Target/Acquiror)	(%)	EBITDA(x)

05/31/2006	• West Corporation/Thomas H. Lee Partners, L.P. and Quadrangle Group LLC	13.0	10.5
05/25/2006	• SPI Technologies, Inc./Philippine Long Distance Telephone Co.	NA	NA
05/12/2006	• NCO Group Inc./One Equity Partners LLC	40.2	8.1
06/23/2006	• Minacs Worldwide, Inc./TransWorks Information Services Ltd.	14.4	8.6
10/25/2006	• SITEL Corp./ClientLogic Corporation	6.8	6.8
08/30/2007	• Zavata, Inc./Apollo Health Street Ltd.	NA	NA
01/28/2008	• Stream/Global BPO Services Corporation	NA	9.7
01/11/2008	• PeopleSupport Inc./IPVG Corp.	26.7	21.9
08/04/2008	• PeopleSupport Inc./Aegis BPO Services Ltd.	28.5	6.7

For each selected precedent transaction noted above, Morgan Stanley noted the following financial statistic where available: (1) implied premium to acquired companies’ closing share price one trading day prior to announcement and (2) the ratio of the aggregate value to last twelve months EBITDA. Based on the analysis of the relevant metrics for each transaction noted above, Morgan Stanley selected representative ranges of implied premia and multiples of the transactions and applied these ranges to the relevant eTelecare financial statistic. The following table summarizes Morgan Stanley’s analysis:

Representative
Precedent Transaction Financial Statistic	Range	Implied Price

Premium to 1-Day Prior Closing Share Price	20% - 40%	$6.00 - $7.00
Aggregate Value to Last Twelve Months EBITDA	6.5× - 8.0×	$8.00 - $9.50

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Acquisition Agreement was $9.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to eTelecare, or the transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of eTelecare, such as the impact of competition on the business of eTelecare or the industry generally, industry growth and the absence of any material adverse change in the financial condition of eTelecare, the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Theoretical Leveraged Buyout Analysis

Morgan Stanley also analyzed eTelecare from the perspective of a potential purchaser that was primarily a financial buyer that would effect a leveraged buyout of eTelecare using a debt capital structure consistent with the acquisition. Morgan Stanley, based on its experience, assumed 3.0x total debt to EBITDA leverage ratio to apply to 2007 EBITDA of $37.9 million. Based on its experience, Morgan Stanley assumed that a financial sponsor would value its eTelecare investment in 2012 at an aggregate value range that represented a multiple of 6.5x-7.5x forecasted 2012 EBITDA. Such multiple range was derived, based on Morgan Stanley’s judgment, after considering historical trading multiples of selected companies comparable to eTelecare. Morgan Stanley added eTelecare’s forecasted calendar year 2012 cash balance and subtracted eTelecare’s forecasted 2012 debt outstanding to calculate eTelecare’s calendar year 2012 equity value range. Based on eTelecare’s assumed calendar year 2012 equity value range and Morgan Stanley’s assumption, based on its experience, that financial sponsors would likely target 5-year internal rates of return of approximately 20% to 30% using either the Wall Street Estimates or management projections, Morgan Stanley derived a range of implied values per share that a financial sponsor might be willing to pay to acquire eTelecare. These ranges are detailed below:

Internal Rate of
Leveraged Buyout Analysis Forecast Case	Return Range	Implied Price

Wall Street Estimates	20% - 30%	$6.25 - $8.75
Management Projections	20% - 30%	$7.25 - $10.25

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Acquisition Agreement was $9.00 per share.

In connection with the review of the transaction by the eTelecare Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of eTelecare. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of eTelecare. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Acquisition Agreement from a financial point of view to holders of Shares and in connection with the delivery of its opinion dated September 18, 2008 to the eTelecare Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The consideration was determined through arm’s-length negotiations between eTelecare and the Purchaser and was approved by the eTelecare Board. Morgan Stanley provided advice to the eTelecare Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to eTelecare or the eTelecare Board or that any specific consideration constituted the only appropriate consideration for the transaction.

Morgan Stanley’s opinion and its presentation to the eTelecare Board was one of many factors taken into consideration by the eTelecare Board in deciding to approve, adopt and authorize the Acquisition Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the eTelecare Board with respect to the consideration or whether the eTelecare Board would have been willing to agree to a different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

A copy of Morgan Stanley’s financial presentation to eTelecare’s Board on September 18, 2008 has been filed as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the Offer. This presentation, along with a copy of Morgan Stanley’s written opinion, will be available for any interested eTelecare stockholder (or any representative of a stockholder who has been so designated in writing) to inspect and copy at eTelecare’s principal executive offices during regular business hours.

The eTelecare Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of eTelecare, Providence or affiliates of Providence or Ayala or its affiliates. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services for eTelecare in connection with its initial public offering of common stock and received $3,300,000 in fees for such services, and have provided financial advisory and financing services to certain affiliates of Purchaser and have received $815,000 in fees in connection with rendering these services, of which $407,500 was paid by an affiliate of Purchaser.

Under the terms of its engagement letter, Morgan Stanley provided eTelecare with financial advisory services and a financial opinion in connection with the transaction, and eTelecare agreed to pay Morgan Stanley a customary fee, a significant portion of which is contingent upon completion of the transaction. eTelecare has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, eTelecare has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Intent to Tender.

To eTelecare’s knowledge after reasonable inquiry, all of eTelecare’s executive officers and directors that own Shares currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares for which such holder does not have discretionary authority).

The foregoing does not include any Shares over which, or with respect to which, any such executive officers and directors acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

eTelecare retained Morgan Stanley as it financial advisor in connection with a potential sale, merger, business combination or other similar transaction of eTelecare pursuant to an engagement letter dated July 17, 2006, which was subsequently amended on March 24, 2008. Pursuant to the engagement letter, eTelecare agreed to pay Morgan Stanley customary fees including (i) a “Strategic Advisory Fee” of $100,000 payable upon execution of the amendment of the engagement letter, (ii) an announcement fee of $500,000 payable on the announcement of a transaction and credited against the transaction fee, and (iii) a transaction fee equal to $4,250,000 or 1.25% of the aggregate transaction value payable upon the closing of the transaction. In addition, eTelecare has agreed to reimburse Morgan Stanley for certain expenses and to indemnify Morgan Stanley and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management services. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of eTelecare, Providence or affiliates of Providence or Ayala or its affiliates. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services for eTelecare in connection with its initial public offering of common stock and received $3,300,000 in fees for such services, and have provided financial advisory and financing services to certain affiliates of Purchaser and have received $815,000 in fees in connection with rendering these services, of which $407,500 was paid by an affiliate of Purchaser.

Item 6.	Interest in Securities of eTelecare.

No transactions in the Shares have been effected during the past 60 days prior to the date of this Schedule 14D-9 by eTelecare or, to the best of eTelecare’s knowledge, by any executive officer, director, affiliate or subsidiary of eTelecare.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by eTelecare in response to the Offer which relate to a tender offer or other acquisition of eTelecare’s securities by eTelecare, any subsidiary of eTelecare or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by eTelecare in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving eTelecare or any subsidiary of eTelecare, (2) any purchase, sale or transfer of a material amount of assets by eTelecare or any subsidiary of eTelecare, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of eTelecare.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the eTelecare Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Acquisition Agreement, of certain persons to the eTelecare Board. Such persons, if appointed, will constitute a majority of the eTelecare directors.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations, certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the

Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period (or the next business day if the 15th day falls on a weekend day or holiday) following the filing by the Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Providence Equity Partners VI International L.P., filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Purchaser’s purchase of Shares in the Offer on October 29, 2008. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on November 13, 2008.

The HSR Act requires that eTelecare file a Notification and Report Form with the FTC and the Antitrust Division regarding the Offer within 10 days of the filing by Providence VI. On October 29, 2008, eTelecare submitted its HSR Act filing with the FTC and the Antitrust Division.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s acquisition of Shares in the Offer. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Purchaser, eTelecare or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

eTelecare is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer. eTelecare and the Purchaser are analyzing the applicability of any additional foreign antitrust, competition or similar laws, and currently intend to take such action as may be necessary. Based upon an examination of publicly available information relating to the businesses in which the Purchaser and its affiliates, and eTelecare are engaged, eTelecare believes that the Purchaser’s purchase of Shares in the Offer should not violate the applicable antitrust laws. Nevertheless, eTelecare cannot be certain that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Affiliates of Ayala, Providence VI and the Company conduct operations in a large number of jurisdictions throughout the world, where antitrust filings or approvals may be required or advisable in connection with the completion of the Offer, and it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings.

Expenses

The Acquisition Agreement provides that all costs and expenses incurred in connection with the Offer shall be paid by the party incurring such expense, except that each of the Company and the Purchaser shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the documentation relating to the Offer; provided that, any fees, costs and expenses for preparation and filing of Form 19-1 with the Philippine SEC will be borne solely by the Purchaser.

The following table presents the estimated fees and expenses incurred by the Company in connection with the offer:

Financial Advisor	4,350,000
Legal Fees	2,500,000
Printing and Others	50,000

Total	6,900,000

Forward-Looking Statements

Certain of the information contained in this Schedule 14D-9 are “forward-looking statements,” which are subject to a number of risks and uncertainties. These are statements that relate to future events and include, but are not limited to, eTelecare’s financial projections. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, eTelecare’s ability to manage growth, intense competition in the industry including those factors which may affect eTelecare’s cost advantage, wage increases, eTelecare’s ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of eTelecare’s clients and the resulting impact of any adverse developments in eTelecare’s clients’ business including adverse litigation results as well as other risks detailed from time to time in eTelecare’s SEC filings, including those described in the “Risk Factors” section in eTelecare’s annual report on Form 10-K filed with the U.S. SEC on March 14, 2008. In addition, there can be no assurance, among other things, that the Purchaser will acquire the Shares.

Available Information

The Company is subject to the information reporting requirements of the United States Exchange Act and Philippine securities laws, and in accordance therewith, is required to file periodic reports and other information with the United States Securities and Exchange Commission, Philippine Securities and Exchange Commission and Philippine Stock Exchange relating to its business, financial condition and other matters. The reports and other information maintained by the United States Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the United States Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549 or by telephoning 1-800-SEC-0330. The United States Securities and Exchange Commission reports are also available to the public on the website of the United States Securities and Exchange Commission (http://www.sec.gov).

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated November 10, 2008.*+
(a)(1)(ii)	Form of Application to Sell Common Shares.*+
(a)(1)(iii)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*+
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+
(a)(1)(v)	Form of Letter to Clients Regarding Holders of American Depositary Shares.*+
(a)(1)(vi)	Form of Letter to Holders of Common Shares, dated November 10, 2008.*+
(a)(1)(viii)	Form of Newspaper Advertisement as published in The Wall Street Journal on November 10, 2008.*
(a)(1)(ix)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008, and November 12, 2008.*
(a)(1)(x)	Press Release, dated November 10, 2008.*
(a)(1)(xi)	Joint Press Release, dated September 19, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 19, 2008).
(a)(1)(xii)	Press Release, dated September 22, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 22, 2008).
(a)(1)(xiii)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008 (incorporated by reference to the Schedule TO-C filed by the Purchaser on November 7, 2008).
(a)(1)(xiv)	Philippine SEC Form 19-1 (and Exhibits).*
(c)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)	Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).

Exhibit
Number	Description

(e)(2)	First Amendment to Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated November 9, 2008 (incorporated by reference to Exhibit (e)(2) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).
(e)(4)	Tender and Support Agreement between EGS Acquisition Co LLC and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.03 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(5)	Standstill Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.06 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(6)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated June 11, 2008 (incorporated by reference to Exhibit (e)(6) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(7)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and Providence Equity Asia Limited, dated June 11, 2008 (incorporated by reference to Exhibit (e)(7) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(8)	Limited Guarantee by Providence Equity Partners VI International L.P., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit I attached to the Schedule 13D filed by EGS Acquisition Co LLC on September 29, 2008).
(e)(9)	Limited Guarantee by Newbridge International Investment Ltd., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit 7.05 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).

*	Incorporated by reference to the Schedule TO filed by the Purchaser on November 10, 2008.

+	Included in materials mailed to United States stockholders of eTelecare Global Solutions, Inc.

Included in material mailed to non-United States stockholders of eTelecare Global Solutions, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

eTelecare Global Solutions, Inc.

/s/ John R. Harris
John R. Harris
Chief Executive Officer

Date: November 25, 2008

ANNEX I

ETELECARE GLOBAL SOLUTIONS, INC.
31ST FLOOR CYBERONE BUILDING
EASTWOOD CITY, CYBERPARK,
LIBIS, QUEZON CITY 1110
PHILIPPINES
63 (2) 916-5670

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 11, 2008 to holders of record of common shares, par value PhP 2.00 per share (the “Common Shares”) and Common Shares evidenced by American Depositary Shares, each representing one Common Share (“ADSs” and together with Common Shares, the “Shares”), of eTelecare Global Solutions, Inc., a Philippines corporation (“eTelecare”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of eTelecare with respect to the tender offer by EGS Acquisition Co LLC., a Delaware limited liability company (“EGS” or the “Purchaser”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to eTelecare.

You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser to at least a majority of the seats on the Board of Directors of eTelecare (the “eTelecare Board”). Such designation is to be made pursuant to an Acquisition Agreement, dated as of September 19, 2008, as such may be amended or supplemented from time to time (the “Acquisition Agreement”), by and between the Purchaser and eTelecare.

Pursuant to the Acquisition Agreement, the Purchaser commenced a cash tender offer on November 10, 2008, to purchase all of the Shares, at a price per Share of $9.00, (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2008 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Application to Sell Common Shares and ADS Letter of Transmittal (collectively and may be as amended or supplemented from time to time, the “Acceptance Forms,” which, together with the Offer to Purchase constitute the “Offer”). The Offer Price is payable in cash, without interest thereon and less any required taxes or costs the Purchaser, the Company or any paying agent may be required to deduct or withhold in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers’ commissions and other fees customarily for the account of a seller in connection with the “crossing” of the Common Shares on the Philippine Stock Exchange, Inc. Additional charges or fees may be applied by individual brokers or nominees.

The Offer will expire at 2:00 p.m. Philippines time, 1:00 a.m. New York City time, on December 11, 2008, unless extended, subject to Philippine Securities and Exchange Commission (the “Philippine SEC”) approval and the terms of the Acquisition Agreement, at which time if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Acceptance Forms have been mailed with the Schedule 14D-9 to eTelecare stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission on November 10, 2008.

RIGHT TO DESIGNATE DIRECTORS

The Acquisition Agreement provides that promptly upon the acceptance for payment of, and payment by the Purchaser for, at least 66.67% of the total number of outstanding Shares, on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares pursuant to the Offer, the Purchaser shall be entitled to designate for appointment or election such number of members of the eTelecare Board as will give the Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors (giving effect to any increase in the number of members of the eTelecare Board as a result of the appointment of the Purchaser’s designees) multiplied by (2) the percentage that (A) such aggregate number of Shares beneficially owned by the Purchaser or its Affiliates bears to (B) the total number of Shares then outstanding (including all Shares that are accepted for payment pursuant to the Offer, but excluding any shares held by Company and its Subsidiaries), and we shall, at such time, cause such designees to be so appointed. As a result, the Purchaser will have the ability to designate at least a majority of the eTelecare Board following the closing of the Offer.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Purchaser’s designees to the eTelecare Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning the Purchaser and the Purchaser’s designees has been furnished to us by the Purchaser, and we assume no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

The Purchaser’s designees for the eTelecare Board are set forth below. The following information, prepared from information furnished to us by Purchaser, sets forth the name, age and principal occupation as of September 30, 2008, along with the business experience for the past five years, with respect to each individual who may be designated by the Purchaser as one of its designees.

The Purchaser has also informed us that each of the individuals below is a citizen of the United States, except that Alfredo I. Ayala and Ginaflor C. Oris are citizens of the Philippines, and has consented to act as a director of eTelecare if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110, Philippines.

Julie Richardson, 45, has been a Managing Director of an affiliate of Providence, Providence Equity LLC (“Providence Equity”), since 2003 and currently leads its New York office. Ms. Richardson is currently a director of Open Solutions Inc., SunGard Data Systems Inc. and US Investigations Services, Inc. Prior to joining Providence Equity in 2003, Ms. Richardson served as Vice Chairman of JP Morgan’s investment banking division and Chairman of its Telecom, Media and Technology group. Prior to joining JP Morgan in 1998, Ms. Richardson was a Managing Director at Merrill Lynch, where she worked for more than 11 years. She received a Bachelor of Business Administration from the University of Wisconsin-Madison, and spent a year studying finance at the Stanford Graduate School of Business. Ms. Richardson serves on the Dean’s Advisory Board of the University of Wisconsin-Madison. The business address of Ms. Richardson is Lever House 390 Park Avenue, 4th Floor, New York, NY 10022.

R. Davis Noell, 29, joined Providence in 2003 and has been a Vice President of Providence Equity since January of 2008. He is currently based in Providence’s New York office. Prior to joining Providence in 2003, Mr. Noell had been an Analyst in Deutsche Bank AG’s Media Investment Banking group. Mr. Noell received a Bachelor of Arts with honors from the University of North Carolina at Chapel Hill. The business address of Mr. Noell is Lever House 390 Park Avenue, 4th Floor, New York, NY 10022.

Alfredo I. Ayala ,47, has served as Chief Executive Officer of LiveIt Solutions, Inc., a subsidiary of Ayala Corporation, which invests in the business process outsourcing sector since June 2006. Since May 2006, Mr. Ayala has served as a Managing Director of Ayala Corporation, a holding company with investments in real estate, financial services, automotive, telecommunications, electronics and information technology, water infrastructure development and management, and international operations. Mr. Ayala has served as a director of eTelecare since February 2000. Mr. Ayala also served as Chairman of the board of eTelecare from February 2000 to December 31, 2007. From February 2004 to March 2006, Mr. Ayala also served as chief executive officer of eTelecare. From 1998 to 2004, Mr. Ayala served as Chairman of SPI Technologies, Inc., a business process outsourcing firm in Asia. Mr. Ayala holds a B.A. in development studies and economics from Brown University and an M.B.A. from the

Harvard Business School. The business address of Mr. Ayala is Ayala Corporation, 32/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226.

Ginaflor C. Oris , 41, has been the Chief Financial Officer of Ayala Corporation’s AC Capital Division since January 2007. She has concurrently been the Chief Financial Officer and Treasurer of Azalea Technology Investments, Inc and LiveIt Solutions, Inc., and the Chief Financial Officer of LiveIt Investments Limited. Ms. Oris joined Ayala Corporation in July 1994 as a trainee under the Bank of the Philippine Islands’ Bank Officer Development Program. She holds a B.S. Mathematics major in Computer Science from the Ateneo de Manila University and a Master in Business Management from the Asian Institute of Management. Ms. Oris is a Chartered Financial Analyst. The business address of Ms. Oris is Ayala Corporation, 32/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226.

CERTAIN INFORMATION CONCERNING ETELECARE

Our authorized capital stock consists of 65,000,000 Common Shares, par value 2 Philippine Pesos ($0.04 U.S.) per share. As of September 30, 2008, there were 29,646,239 Common Shares outstanding, including 10,557,821 Common Shares underlying ADSs.

Our Common Shares constitute the only class of voting securities of eTelecare outstanding that is entitled to vote at a meeting of stockholders of eTelecare. Each Common Share entitles the record holder to one vote on each matter submitted to a vote of the stockholders. Holders of our ADSs have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the Common Shares underlying the ADSs.

DIRECTORS AND EXECUTIVE OFFICERS OF ETELECARE

The following tables set forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employments held within the past five years, of each director and executive officer of the Company as of September 30, 2008. The principal place of business of the Company and, unless otherwise indicated below, the business address of each director and executive officer, is eTelecare Global Solutions, Inc., 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110 Philippines. The Company’s telephone number at that address is +63 (2) 916 5670. None of the Company or its directors or executive officers has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the individuals below is a citizen of the United States, except that Alfredo I. Ayala, Jamie G. del Rosario and Rafael LL. Reyes are citizens of the Philippines.

Name	Age	Position(s)

Gary Fernandes(1)(2)(3)	65	Chairman of the Board of Directors
John R. Harris	59	President, Chief Executive Officer and Director
J. Michael Dodson	48	Senior Vice President and Chief Financial Officer
Glenn J. Dispenziere	46	Senior Vice President, Sales and Marketing
David F. Palmer II	40	Senior Vice President, Global Operations
Alfredo I. Ayala	47	Director
Jaime G. del Rosario(1)(3)	63	Director
Richard N. Hamlin(1)(2)	61	Director
John-Paul Ho(3)	48	Director
Rafael LL. Reyes(2)	40	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Gary J. Fernandes has served as our chairman of the board since December 2007 and as a director since March 2007. Since 1999, he has served as chairman of FLF Investments, a family business involved with the acquisition and management of commercial real estate properties and other assets. Since his retirement as vice chairman from Electronic Data Systems Corporation in 1998, he founded Convergent Partners, a venture capital fund focusing on buyouts of technology-enabled companies. In addition, from 2000 to 2001, Mr. Fernandes served as chairman and chief executive officer of GroceryWorks.com, an internet grocery fulfillment company. Mr. Fernandes serves on the board of directors of Blockbuster, Inc., Computer Associates International, Inc. and BancTec. Mr. Fernandes holds a B.A. in broadfield social science education from Baylor University.

John R. Harris has served as our president and chief executive officer since March 2006. From November 2003 to January 2004, Mr. Harris served as chief executive officer of Seven Worldwide Inc., a business process outsourcing company. From 2002 to 2003, Mr. Harris served as chief executive officer of Delinea Corporation, a business process outsourcing company. From 2000 to 2002, Mr. Harris served as chief executive officer of Exolink Corporation, a technology company. From 1973 to 1999, Mr. Harris held a variety of positions, including group vice president and corporate officer of Electronic Data Systems Corporation, or EDS, a provider of IT and BPO services. Mr. Harris currently serves on the board of directors of Answerthink Consulting, Inc., a business and technology consulting firm, Inventive Health and Premier Global Services. Mr. Harris holds a B.B.A. and a M.B.A. from West Georgia University.

J. Michael Dodson has served as our senior vice president and chief financial officer since December 2005. From May 2003 to November 2005, Mr. Dodson served as senior vice-president of administration and chief financial officer of Electro Scientific Industries, Inc. a supplier of innovative production laser systems for microengineering applications. From July 1999 to December 2002, Mr. Dodson served as chief financial officer of SpeedFam-IPEC, Inc., a developer of precision cleaning equipment and machines. Mr. Dodson holds a B.B.A. in accounting and information systems analysis and design from the University of Wisconsin-Madison.

Glenn J. Dispenziere has served as our senior vice president of sales and marketing since December 2005. From 2003 to 2005, Mr. Dispenziere served as vice president of strategic sales and business development at Witness Systems, Inc., a call center/CRM software provider. From 1997 to 2003, Mr. Dispenziere served as a partner at Accenture, a consulting company, where he specialized in CRM and call centers. Mr. Dispenziere holds a B.S. in mechanical engineering from Lehigh University and an M.B.A. in marketing and finance from the College of William & Mary.

David F. Palmer II has served as our senior vice president, global operations since August 2007. Prior to his appointment, Mr. Palmer served as eTelecare’s Vice President, US Operations. From August 1994 to December 2006, Mr. Palmer served in various operational positions with America Online Inc., including, most recently, Senior Vice President-International Operations and Global Outsourcing.

Alfredo I. Ayala has served as a director since February 2000. Mr. Ayala also served as our chairman of the board from February 2000 to December 31, 2007. From February 2004 to March 2006, Mr. Ayala also served as our chief executive officer. Since June 2006, Mr. Ayala has served as chief executive officer of LiveIt Solutions, Inc., a subsidiary of Ayala Corporation, which invests in the business process outsourcing sector. Since May 2006, Mr. Ayala has served as a managing director of Ayala Corporation, a holding company with investments in real estate, financial services, automotive, telecommunications, electronics and information technology, water infrastructure development and management, and international operations. From 1998 to 2004, Mr. Ayala served as chairman of SPI Technologies, Inc., a business process outsourcing firm in Asia. Mr. Ayala holds a B.A. in development studies and economics from Brown University and an M.B.A. from the Harvard Business School.

Jaime G. del Rosario has served as a director since October 2007. From 1994 to his retirement in September 2002, Jaime del Rosario served as the president and managing director of the Philippine operations of Accenture Ltd., formerly known as Andersen Consulting. Mr. del Rosario has an undergraduate degree in Industrial Engineering from the University of the Philippines and a Master’s Degree in Computer Science from the Asian Institute of Technology in Bangkok, Thailand.

Richard N. Hamlin has served as one of our directors since March 2007. Since August 2003, Mr. Hamlin has served as private consultant and investor. From July 2002 to September 2003, he served as the chief financial officer of CommerceQuest, Inc., a business process management software company. From January 2000 to June 2000, Mr. Hamlin served as a partner of KPMG Consulting. Mr. Hamlin served as an audit partner of KPMG from 1979 until January 2000, including service on KPMG’s board of directors from 1994 to 1998. Mr. Hamlin currently serves on the board of directors of Answerthink Consulting, Inc., a business and technology consulting firm, and serves as the trustee and chairman on the board of directors of Dakota, Minnesota and Eastern Railroad, a U.S. regional railroad headquartered in South Dakota. Mr. Hamlin holds a B.S. degree in accounting from Florida State University.

John-Paul Ho has served as a director since August 2006. Mr. Ho founded Crimson Investment, an international private equity firm, and has served as a partner since 1993. Mr. Ho holds a B.S. in engineering and applied sciences from Harvard University and an M.B.A. from Harvard Business School.

Rafael LL. Reyes has served as a director since February 2004. Since June 1998, Mr. Reyes has served as Southeast Asia director/vice president of AIG Investment Corp. (Asia), a private equity investment management firm. From January 2000 to February 2004, Mr. Reyes served as a director of SPI Technologies, Inc., a BPO and IT-enabled services company. Mr. Reyes holds a B.S. in Industrial Engineering and Engineering Management and an M.S. in Industrial Engineering from Stanford University.

THE BOARD OF DIRECTORS AND BOARD COMMITTEES

The eTelecare Board currently consists of seven members. Each of Messrs. del Rosario, Fernandes, Hamlin, Ho and Reyes is an independent director as defined by the NASDAQ Stock Market listing standards set forth in Rule 4200(a)(15) adopted by the Financial Industry Regulatory Authority.

Our directors are elected annually to serve until the next annual meeting of stockholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. With limited exceptions, the eTelecare Board is required to have a majority of independent directors at all times. Vacancies on the board can be filled by resolution of the eTelecare Board if the remaining directors still constitute a quorum.

Corporate Governance

We currently comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder as well as the rules of the NASDAQ Global Market. If we are still a publicly listed company, we will be required to comply with Section 404 of the Sarbanes Oxley Act of 2002 beginning in 2008. The eTelecare Board periodically evaluates our corporate governance principles and policies.

The eTelecare Board has adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

The eTelecare Board has also adopted a code of ethics for senior executive officers applicable to our chief executive officer, president, chief financial officer and other key management employees addressing ethical issues. The code of business conduct and the code of ethics are posted on our website at http://www.etelecare.com under the heading of “Corporate Governance.”

The eTelecare Board held seven meetings during 2007. All directors attended at least 75% of the aggregate number of meetings of the eTelecare Board and of the committees on which such directors serve. In 2007, five of our directors attended the annual meeting of stockholders.

The eTelecare Board has appointed an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Committee. The eTelecare Board has determined that each director who serves on the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee is “independent,” as that term is defined by applicable listing standards of The NASDAQ Stock Market and Securities and Exchange Commission rules. The eTelecare Board has approved a charter for each of these committees that can be found on our website at http://www.etelecare.com under the “Corporate Governance” heading.

Audit Committee.  We have a separately-designated standing audit committee established in accordance with the Exchange Act. Our Audit Committee provides assistance to the eTelecare Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Additionally, our Audit Committee provides oversight to our internal audit function including review of significant reports issued by our internal audit department and management’s responses to such reports. Our Audit Committee currently consists of Messrs. del Rosario, Fernandes and Hamlin, each of whom is a non-management member of the eTelecare Board. Mr. Hamlin is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. Our audit committee held seven meetings during 2007.

Compensation Committee.  Our Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. Our Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of our Compensation Committee are Messrs. Fernandes, Hamlin and Reyes, each of whom is a non-management member of the eTelecare Board. Our Compensation Committee held eight meetings during 2007.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee is responsible for making recommendations to the eTelecare Board regarding candidates for directorships and the size and composition of the board. In addition, Our Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of our Nominating and Corporate Governance Committee are Messrs. del Rosario, Fernandes and Ho. We believe that the composition of our Nominating and Corporate Governance Committee meets the criteria for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of the NASDAQ Global Market and the Securities and Exchange Commission rules and regulations pursuant to the initial public offering phase-in provisions provided in the current rules of the NASDAQ Global Market. Mr. Ho does not currently qualify as an independent director as defined by the NASDAQ Global Market. Our Nominating and Corporate Governance Committee held one meeting during 2007.

Strategic Committee.  Our Strategic Committee evaluates and makes recommendations to the eTelecare Board regarding strategic alternatives of eTelecare, including but not limited to a sale or merger of eTelecare. The Strategic Committee is charged with overseeing and coordinating the process under which strategic alternatives are to be evaluated, which process includes communications with potential strategic partners and their representatives as well as the management of eTelecare’s financial advisors, legal counsel and other consultants used to evaluate strategic alternatives. The current members of our Strategic Committee are Messrs. Fernandes, Rosario and Hamlin, each of whom is a non-management member of our Board of Directors. Our Strategic Committee held no meetings during 2007.

Director Nomination Process

Our Nominating and Corporate Governance Committee, among its other duties, recommends potential directors when vacancies arise on the eTelecare Board. The eTelecare Board nominates directors for election at each annual meeting and elects new directors to fill vacancies.

A stockholder who wishes to suggest a prospective nominee for the eTelecare Board should notify our Corporate Secretary in writing with any supporting material the stockholder considers appropriate. Our Bylaws provide that all nominations for election of directors by the stockholders are required to be submitted in writing to the Corporate Secretary and be received at our principal place of business at least ten working days before the date of the regular or special meeting of stockholders for the purpose of electing directors.

Stockholder Communications

The eTelecare Board has a process for stockholders and other interested persons to send communications to directors. If you wish to communicate with the eTelecare Board as a whole or to non-management directors, you may send your communication in writing to: Corporate Secretary, eTelecare Global Solutions, Inc., 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110, Philippines. You must include your name and address in the written communication and indicate whether you are a stockholder or other interested person of eTelecare. We will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or committee of the eTelecare Board based on the subject matter.

Director Compensation

The following table sets forth information regarding compensation for services rendered to eTelecare during the year ended December 31, 2007 by our non-employee directors:

	Fees
	Earned or	Stock	All Other
	Paid in	Awards ($)	Compensation ($)
Name	Cash(1)	(2)(3)	(4)	Total ($)

Gary Fernandes	72,000	37,692	—	109,692
Alfredo I. Ayala	48,125	37,692	776	86,593
Jaime G. del Rosario	4,000	11,035	—	15,035
Richard N. Hamlin	77,000	37,692	—	114,692
John-Paul Ho	39,000	37,692	—	76,692
Rafael LL. Reyes	44,000	37,692	—	81,692

(1)	Directors were paid $1,000 for each board meeting and $1,000 for each committee meeting they attended as well as an annual retainer fee.

(2)	Amounts listed in this column represent the compensation expense of stock awards recognized by eTelecare, before forfeitures, under FAS 123R for the 2007 fiscal year, rather than amounts paid to or realized by the named individual. Please refer to Note 14 to our consolidated financial statements for the underlying assumptions for this expense. As of December 31, 2007, Messrs. Fernandes, Ayala, Hamlin, Ho and Reyes each held 3,704 of restricted stock units, of which 1,852 were vested and Mr. del Rosario held 5,010 of restricted stock units, of which none were vested.

(3)	As of December 31, 2007, Mr. Fernandes held options to purchase 40,990 Shares, which vest as to every month until January 1, 2011, Mr. Ho held options to purchase 6,260 Shares, which are fully vested and Mr. Reyes held options to purchase 10,000 Shares, which are fully vested.

(4)	Amount represents life insurance premiums paid by eTelecare.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 30, 2008 about the number of Shares beneficially owned by:

•	each person known to us to be the beneficial owner of more than 5% of our Shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o eTelecare Global Solutions, Inc., 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110, Philippines.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership of Shares beneficially owned is based on 29,646,239 Shares outstanding on September 30, 2008, which includes 10,557,821 Common Shares underlying outstanding ADSs . In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding Shares subject to options and restricted stock units held by that person that are currently exercisable or exercisable within 60 days of September 30, 2008. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	%

5% Stockholders:
A. Soriano Corporation(1)†	1,883,966	6.4%
Derek Holley(2)†	2,422,819	8.0%
Entities affiliated with American International Group(3)†	2,457,832	8.3%
Entities affiliated with Crimson(4)†	5,609,646	18.9%
James W. Franke(5)†	2,803,473	9.2%
NewBridge International Investment Ltd.(6)†	6,392,550	21.6%
Named Executive Officers and Directors
Gary Fernandes(7)†	39,666	*
John R. Harris(8)†	568,757	1.9%
J. Michael Dodson(9)†	99,661	*
Glenn J. Dispenziere(10)	44,750	*
David F. Palmer II(11)	50,250	*
Alfredo I. Ayala(12)	6,828,557	22.7%
Jaime G. del Rosario(13)†	8,839	*
Richard N. Hamlin(14)†	26,229	*
John-Paul Ho(15)†	5,621,576	19.0%
Rafael LL. Reyes(16)†	17,256	*
All executive officers and directors as a group (10 persons)(17)	13,305,541	44.9%

*	Represents beneficial ownership of less than 1%.

†	Pursuant to the Support Agreement, the stockholder listed has agreed to tender all Shares beneficially owned in the Offer.

(1)	According to a Schedule 13D filed on October 1, 2008, all shares are held by A. Soriano Corporation, a Philippine corporation. The principal address of A. Soriano Corporation is: c/o A. Soriano Corporation, 7th Floor, Pacific Start Building, Sen. Gil J. Puyat Avenue corner Makati Avenue, Makati City, Philippines. A. Soriano Corporation has sole voting and dispositive power over these Shares.

(2)	Includes 1,126,722 Shares held by Integrated Telecom LLC, of which Mr. Holley is a member and manager. Mr. Holley shares beneficial ownership and voting and dispositive power over the Shares with James Franke. Either Mr. Franke or Mr. Holley may represent the 1,126,722 Shares registered in the name of Integrated Telecom LLC. Also includes 670,600 Shares subject to options that are immediately exercisable.

(3)	According to a Schedule 13D jointly filed on September 29, 2008, such amount includes 2,457,832 Shares held by American International Group, Inc., Philippine American Life and General Insurance Company, AIG Life Holdings (International) LLC, American International Reinsurance Company, Ltd., American International Assurance Company (Bermuda) Limited, AIG Global Investment Corp. (Asia) Ltd., AIG Asian Opportunity Fund LP and AIG Asian Opportunity G.P., L.L.C. (collectively, the “AIG Group”). American International Group, Inc. owns substantially all of the voting securities of Philippine American Life and General Insurance Company, a corporation organized under the laws of the Republic of the Philippines, and wholly owns AIG Life Holdings (International) LLC, a limited liability company organized under the laws of the State of Delaware. AIG Life Holdings (International) LLC wholly owns American International Reinsurance Company, Ltd., a limited liability company organized under the laws of Bermuda, which, in turn, wholly owns American International Assurance Company (Bermuda) Limited, a limited liability company organized under the laws of Bermuda, which, in turn, owns AIG Global Investment Corp. (Asia) Ltd., a limited liability company organized under the laws of Bermuda. AIG Global Investment Corp. (Asia) Ltd. owns substantially all of the voting securities of AIG Asian Opportunity G.P., L.L.C., a limited liability company organized under the laws of the Cayman Islands. AIG Asian Opportunity G.P., L.L.C. is general partner of AIG Asian Opportunity Fund LP, a limited partnership organized under the laws of the Cayman Islands. The principal office of American International Group, Inc. and AIG Life Holdings (International) L.L.C. is 70 Pine Street, New York, New York 10270. The principal office of Philippine American Life and General Insurance Company is 23rd Floor, Philamlife Tower, 8767 Paseo de Roxas, Makati City, Philippines 1226. The principal office of American International Reinsurance Company, Ltd. is American International Building, 29 Richmond Road, Hamilton, HM 08, Bermuda. The principal office of American International Assurance Company (Bermuda) Limited and AIG Global Investment Corp. (Asia) Ltd. is AIG Tower, No. 1 Connaught Road, Central, Hong Kong. The principal office of AIG Asian Opportunity G.P., L.L.C. and AIG Asian Opportunity Fund LP is c/o Maples and Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands. Each entity in the AIG Group shares voting and dispositive power over these Shares.

(4)	According to an Amendment to Schedule 13D jointly filed on October 2, 2008, such amount includes 2,499,152 Shares held by Crimson Velocity Fund L.P., 2,181,044 Shares held by Crimson Asia Capital L.P. and 929,450 Shares held by Crimson Investment Ltd. Mr. Ho, one of our directors, is the director of Crimson Capital Management Ltd. which is the General Partner for Crimson Investment Ltd. and Crimson Asia Capital L.P. Mr. Ho is also the director of Crimson Velocity Management L.P. which is the General Partner for Crimson Velocity Fund L.P. Crimson Velocity Fund L.P. has sole voting and dispositive power over 2,499,152 Shares. Crimson Asia Capital L.P. has sole voting and dispositive power over 2,181,044 Shares. Crimson Investment Ltd. has sole voting and dispositive power over 929,450 Shares. Mr. Ho disclaims beneficial ownership of the Shares owned by Crimson Velocity Fund L.P., Crimson Asia Capital L.P. and Crimson Investment Ltd. The address for each of these entities is: c/o 13/ F, No. 109, Min Sheng E. Road, SEC 3, Taipei 105, Taiwan, ROC.

(5)	Includes 1,006,151 Shares held in trust by the James and Michelle Franke Family Trust. Also includes 1,126,722 Shares held by Integrated Telecom LLC, of which Mr. Holley is a member and manager. Mr. Holley shares beneficial ownership and voting and dispositive power over the Shares with Mr. Franke. Either Mr. Franke or Mr. Holley may represent the 1,126,722 Shares registered in the name of Integrated Telecom LLC. Also includes 670,600 Shares subject to options that are immediately exercisable.

(6)	The principal address for NewBridge International Investment Ltd. is 33rd Floor Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226. Mr. Ayala, one of our directors, shares voting and dispositive power over these shares with Renato Marzan and Ricardo Lacinto. Messrs. Ayala, Marzan and Lacinto disclaim beneficial ownership of these shares.

(7)	Includes 8,700 Shares subject to options that are exercisable within 60 days of September 30, 2008 and 21,613 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(8)	Includes 514,165 Shares subject to options that are exercisable within 60 days of September 30, 2008 and 11,100 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(9)	Includes 45,000 Shares subject to options that are exercisable within 60 days of September 30, 2008 and 7,400 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(10)	Includes 43,750 Shares subject to options that are exercisable within 60 days of September 30, 2008.

(11)	Includes 50,000 Shares subject to options that are exercisable within 60 days of September 30, 2008.

(12)	Includes 6,392,550 Shares purchased and held by Ayala Corporation through NewBridge International Investment Ltd. Mr. Ayala disclaims beneficial ownership of these Shares. Also includes, 428,750 Shares subject to options that are immediately exercisable and 5,680 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(13)	Includes 8,838 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(14)	Includes 16,876 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(15)	According to an Amendment to Schedule 13D jointly filed on October 2, 2008, such amount includes 2,499,152 Shares held by Crimson Velocity Fund L.P., 2,181,044 Shares held by Crimson Asia Capital L.P. and 929,450 Shares held by Crimson Investment Ltd. Mr. Ho, one of our directors, is the director of Crimson Capital Management Ltd. which is the General Partner for Crimson Investment Ltd. and Crimson Asia Capital L.P. Mr. Ho is also the director of Crimson Velocity Management L.P. which is the General Partner for Crimson Velocity Fund L.P. Crimson Velocity Fund L.P. has sole voting and dispositive power over 2,499,152 Shares. Crimson Asia Capital L.P. has sole voting and dispositive power over 2,181,044 Shares. Crimson Investment Ltd. has sole voting and dispositive power over 929,450 Shares. The address for each of these entities is: c/o 13/ F, No. 109, Min Sheng E. Road, SEC 3, Taipei 105, Taiwan, ROC. Also includes, 6,250 Shares subject to options that are immediately exercisable and 5,680 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(16)	Includes 10,000 Shares subject to options that are exercisable within 60 days of September 30, 2008 and 5,680 Shares subject to restricted share units that are exercisable within 60 days of September 30, 2008.

(17)	Includes 1,106,615 Shares subject to options that are exercisable within 60 days of September 30, 2008 and 82,867 restricted share units that are exercisable within 60 days of September 30, 2008.

None of our stockholders has different voting rights from other stockholders. As of September 24, 2008, there were approximately 670 holders of our Common Shares.

EXECUTIVE COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS

Compensation Discussion and Analysis

eTelecare Philosophy on Compensation

The goal of our executive compensation program is to create long-term value for our stockholders. We design our compensation programs for our executive officers to serve the following purposes:

•	to reward them for short- and long-term financial and operating performance and leadership excellence;

•	to align their interests with those of our stockholders; and

•	to encourage them to remain with us for the long-term.

Each of our compensation program elements fulfills one or more of the performance, alignment and retention objectives.

We seek to attract, retain and motivate executives by offering total compensation that is competitive within the market in which we compete for executive and managerial talent. We believe this market is broader than the business process outsourcing market related to voice and non-voice based customer care services. Therefore, we review the compensation practices, programs and levels of our direct competitors as well as those of other business-to-business service and product providers that we believe appropriately represent the broader talent pool from which we compete for talent.

Establishing Compensation Opportunities

Our Compensation Committee is responsible for determining our executive compensation programs. To that end, our Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our executive officers and works with management and an independent consultant, retained by the Compensation Committee, to establish our executive compensation programs.

In May 2007, the Compensation Committee retained Lyons, Benenson & Company, an independent compensation consulting firm, to assist in formalizing our compensation philosophy and developing the structure and elements of our executive compensation programs to be consistent with our comparable public company peer group. This compensation consulting firm helps us to identify and maintain a selected group of peer companies which we refer to when establishing executive compensation programs. In 2007, we determined the companies that would be included in our peer group in determining our 2008 compensation elements and amount: Accenture LTD, APAC Customer Services, Inc., Business Objects SA, Clayton Holdings, Inc., Electronic Data Systems, First Consulting Group, Fiserv, Inc., Huron Consulting Group, Inc., ICT Group, Inc., inVentiv Health, Inc., Jack Henry & Associates, Inc., JDA Software, Inc., LECG Corporation, Pegasystems Inc., PeopleSupport, Inc., Portfolio Recovery Associates, Inc., Sapient Corporation, Sykes Enterprises, Inc., and TeleTech Holdings, Inc. We intend to review this peer group annually with our consulting firm to determine its appropriateness.

We use market comparisons as one factor in making compensation decisions. Other factors considered in making individual executive compensation decisions include individual contribution and performance, reporting structure, the balance of compensation levels of our other officers in similar and more senior positions, leadership and growth potential, as well as the complexity, difficulty, scope and impact of role and responsibilities. In making decisions on the type and amount of compensation for each executive officer, we focus on both current pay and the opportunity for future compensation. We are strongly committed to the principles inherent in the concept of paying for performance. Our annual incentive program provides for higher than average compensation for performance that exceeds expectations.

Compensation Components

Our executive compensation program consists of base salary, annual bonus, long-term equity incentive compensation and other benefits. These compensation components are described in more detail below.

Base Salary

The purpose of base salary is to provide a fixed element of compensation that reflects job responsibilities, value to us and individual performance within the context of market competitiveness.

Salaries for each of our named executive officers are determined by the Compensation Committee based on a variety of factors, including the:

•	Nature and responsibility of the position and, to the extent available, salaries paid to persons in comparable positions at comparable companies;

•	Expertise of the individual executive;

•	Competitiveness of the market for the executive’s services; and

•	Recommendations of the Chief Executive Officer, except in the case of his own compensation.

Salaries are reviewed annually, but are not automatically increased. This approach is consistent with our intent of offering total compensation opportunities that are driven by the achievement of performance objectives.

In 2007, the base salaries paid to our executive officers reflected the base salary agreed upon with each executive officer at the start of his employment with us. In 2007, we did not undergo a formal review of base salaries. In April 2007, we stopped paying on behalf of our executive officers the full amount of the premiums related to certain health, dental and visions insurance benefits. As a result, we adjusted their base salaries in an amount equal to the out-of-pocket costs such executive officer would incur to pay the premiums.

In September 2007, the Compensation Committee approved the base salary for David Palmer, then Vice President, U.S. Operations, in connection with his new role as our Senior Vice President, Global Operations, which was effective as of August 13, 2007, the date of Mr. Palmer’s appointment.

In January 2008, our Compensation Committee met to review the base salaries of our executive officers for 2008. The Compensation Committee considered base salary data from our selected peer companies as well as individual performance. As a result of this review, our Compensation Committee decided to increase our executive officers’ base salaries for 2008. Our Chief Executive Officer received a base salary increase of 21% in order to align our Chief Executive Officer’s current base salary with our selected peer companies and based on a favorable evaluation of individual and company performance for 2007. The other increases ranged from 3% to 13% of each executive officer’s 2007 base salary. These increases reflected individual performance assessments as well as current compensation market conditions.

Incentive Bonus Plan

Our compensation program provides for annual bonuses that are linked to performance. The objective of the program is to compensate individuals based on the achievement of specific goals that are intended to correlate closely with the growth of stockholder value.

The incentive bonuses of our executive officers are based on a mix of overall company financial performance and individual objectives. At the outset of the fiscal year, our Compensation Committee sets overall company financial performance measures and goals for the year and the target bonus levels for each individual. After the end of the fiscal year, our Compensation Committee measures the actual individual and company-wide performance relative to the predetermined goals to determine the appropriate adjustment to the bonus and takes into account other performance considerations related to unforeseen events during the year.

2007 Incentive Bonus Plan

In 2007, our executive officers were eligible to receive a cash bonus upon the achievement of predetermined company and individual performance metrics. If the minimum financial performance criteria was not met, no cash bonus was payable. The 2007 incentive plan allows for a participant to earn an above target bonus payment for performance that exceeds expectations. In 2007, our Chief Executive Officer’s incentive bonus was based 90% on our attainment of certain financial metrics and 10% on the attainment of individual performance metrics. The incentive bonus of our other executive officers was based upon our attainment of certain financial and individual performance metrics as detailed in the table below. The performance metrics for each executive officer varied based upon their position and responsibility within eTelecare. Other than our Chief Executive Officer, each executive officer’s achievement of these performance metrics and amount payable as a result thereof were evaluated and decided quarterly. Our Chief Executive Officer’s incentive bonus is determined on the basis of full year performance.

The following table reflects the portion of the 2007 award that was based on eTelecare and individual performance and the bonus amounts payable to each of our named executive officers if the performance criteria were met:

	Portion of Award Based On:
	eTelecare		Amount Earned if
	Financial	Individual	Target Achievement
	Performance	Performance	Criteria Met

Chief Executive Officer	90%	10%	$175,807
Senior Vice President and Chief Financial Officer	25	75	160,068
Senior Vice President, Sales and Marketing	25	75	206,779
Senior Vice President, Global Shared Services	30	70	88,307
Senior Vice President, Global Operations (Current)	30	70	106,250
Senior Vice President, Global Operations (Former)	30	70	115,890

In 2007, upon the recommendation of our Chief Executive Officer, the Compensation Committee awarded our Senior Vice President and Chief Financial Officer, our Senior Vice President, Global Shared Services and our former Senior Vice President, Global Operations a one time special cash performance bonus that was equal to 10% of such individuals’ base salary. The Compensation Committee awarded this bonus in light of such officer’s contribution to eTelecare’s strong financial performance in 2006. The Compensation Committee intends to pay cash bonuses in the future in connection with an annual plan adopted at the start of each year but may consider one time bonus payments to the extent extraordinary company or individual performance is achieved.

2008 Incentive Plan

In December 2007, we approved a 2008 annual cash incentive plan effective on January 1, 2008 pursuant to which our executive officers are eligible to receive a cash bonus based upon the achievement of certain eTelecare and individual specific performance goals for 2008. Our Compensation Committee established these target percentages in an effort to align our executive officers’ annual bonus with our selected peer companies identified above. The actual cash bonus amounts payable can range from no bonus if certain minimum performance criteria are not met to 150% of the target bonus to the extent performance goals are exceeded. The table below outlines the bonus opportunities of our executive officers upon the achievement of certain performance levels and the portion of each award that is to be based on eTelecare performance and individual performance:

		Portion of Award Based On:
	Target Bonus as	eTelecare
	a Percentage of	Financial	Individual
Position	Base Salary	Performance	Performance

Chief Executive Officer	100	100%	—
Senior Vice President and Chief Financial Officer	60	80%	20%
Senior Vice President, Sales and Marketing	100	50%	50%
Senior Vice President, Global Operations	60	80%	20%

We believe our executive officers’ are likely to achieve the threshold performance levels that will make them eligible to receive a cash bonus for performance in 2008. We believe the performance levels required to meet the target bonus level are challenging but achievable if we achieve our financial plan for 2008.

Under our 2008 annual cash incentive plan, the Compensation Committee has discretion as to whether annual bonuses for our executive officers will be paid in cash, restricted stock, restricted stock units or a combination thereof. The Compensation Committee also retains discretion to reduce the actual incentive bonus amount to be paid, or determine no bonus amount should be paid to, any named executive officer. The Compensation Committee does not have the discretion to increase bonuses under the plan for any of the named executive officers. However, the Compensation Committee may determine to grant bonuses outside of the incentive bonus plan for extraordinary performance.

Long-Term Equity Incentive Program

The Compensation Committee administers equity-based incentive awards, such as stock option grants, that are made to our executive officers under our 2006 Stock Incentive Plan. The Compensation Committee believes that by providing those persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the interests of our stockholders and executive officers will be closely aligned. Additionally, equity compensation provides an important retention tool for key executives to the extent that stock options and other equity awards are subject to vesting over extended periods of time and provide for only a limited exercise period following termination of employment. The number and type of equity awards under our long-term equity incentive program is determined based on an evaluation of competitive factors in conjunction with total compensation provided to executive officers and the goals of the compensation program described above.

Historically, we have relied primarily on stock options to provide long-term incentive compensation. In the future, we expect to continue using stock options, but may also increase our use of grants of restricted stock, restricted stock units or equity awards with performance-based vesting. We further expect that most equity award grants will be made in recognition of the achievement of outstanding performance, but there may be instances in which we grant equity awards to serve our goal of retaining certain executive officers over the long-term or to attract new talent.

In 2007, we did not grant stock options to any of our executive officers. In May 2007, the Compensation Committee granted our Chief Executive Officer and Chief Financial Officer 22,200 and 14,800 restricted stock units, respectively, that vest quarterly over two years. The Compensation Committee made these grants in recognition of these officers’ efforts in the completion of our initial public offering.

Deferred Compensation Plans

The Compensation Committee approved a Deferred Compensation Plan for members of the eTelecare Board, executives, and other highly compensated members of management located in the United States. This Plan allows eligible participants to defer the receipt of wages or cash retainer and for employee participants to receive matching funds. Matching dollars will vest over a four year period at a rate of 25% per year and are capped at 3% of earnings a year, up to $230,000 in 2008. The matching contributions paid under our 401(k) Plan are included when calculating the maximum matching payments to be made under our Deferred Compensation Plan.

Post-employment/Change in Control Payments

Our executive officers are parties to employment agreements and offer letters. These employment agreements and offer letters provide for severance payments and acceleration of vesting of equity-based awards upon termination of employment under the circumstances described below under “Change-in-Control Arrangements.” Our change in control arrangements provide important protection to our named executive officers and we believe are consistent with the practices of our peer companies and appropriate for attraction and retention of executive talent. In 2007, we paid our Senior Vice President, Global Operations $61,129 in severance payments in connection with his termination of employment. Such payments were not payable under the terms of his change-in-control agreement. They were made as a result of negotiations between the parties in connection with his departure from eTelecare.

We have no current plans to make changes to any employment agreements or offer letters, except as required by law or as required to clarify the benefits to which our executive officers are entitled. These agreements are designed both to attract executives as we compete for talented employees in a marketplace where such protections are routinely offered and to retain executives and provide continuity of management in the event of an actual or threatened change in control. As circumstances change, we may amend employment arrangements if we deem it to be in our best interest and the interests of our stockholders.

Other Supplemental Benefits

With limited exceptions, we provide benefits to our executive officers that are similar to those benefits provided to our full-time employees, such as medical, dental and vision care insurance coverage, and our 401(k) and life and disability insurance programs. These benefits are designed to provide our executive officers and eligible employees a competitive total compensation package that enables us to attract and retain qualified personnel. In addition, we have in the past, paid relocation expenses of our executive officers and we may pay such expenses in the future to attract new talent.

2007 Summary Compensation Table

The following table sets forth information regarding compensation for services rendered to eTelecare during the year ended December 31, 2007 by our named executive officers who received annual compensation exceeding $100,000 during such period.

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
				Awards ($)	Awards ($)	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	(1)	(1)	($)	($)		Total ($)

John R. Harris Chief Executive Officer & Director	2007	351,180	—	110,211	327,403	119,021	4,366	(3)	912,181
J. Michael Dodson Senior Vice President and Chief Financial Officer	2007	264,955	26,000	73,474	20,530	88,512	2,941	(2)	476,412
Glenn J. Dispenziere Senior Vice President, Sales and Marketing	2007	204,954	—	—	73,959	160,277	1,569	(2)	440,759
David F. Palmer II Senior Vice President, Global Operations	2007	247,115	—	—	212,149	55,685	48,561	(3)	563,510
Vivek Padmanabhan(4) Senior Vice President, Global Shared Services	2007	176,180	17,500	—	53,436	48,678	170(2)		295,964
Einar Seadler(5) Senior Vice President, Global Operations	2007	158,638	22,500	—	161,505	31,669	152,207	(6)	526,519

(1)	Amounts listed in this column represent the compensation expense of option awards recognized by eTelecare, before forfeitures, under FAS 123R for the 2007 fiscal year, rather than amounts paid to or realized by the named individual, and includes expense recognized for awards granted prior to 2007. Please refer to Note 14 to our consolidated financial statements for the underlying assumptions for this expense. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by eTelecare.

(2)	Represents life insurance premiums paid by us.

(3)	Represents life insurance premiums paid by us in the amounts of $3,044 and $166 for Messrs. Harris and Palmer, respectively. Also represents amounts reimbursed for relocation costs of $1,322 and $48,395 for Messrs. Harris and Palmer, respectively.

(4)	Mr. Padmanabhan resigned in January 2008.

(5)	Mr. Seadler resigned in August 2007.

(6)	Other compensation represents severance payments of $61,129 paid in 2007 and the remainder of which will be paid in 2008. The amount also includes life insurance premiums paid by us of $659.

Change-in-Control Arrangements

The following summarizes our change-in-control arrangements with our named executive officers. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable.

John Harris

Subject to the terms and conditions of the change-of-control agreements, if at any time within twenty-four months after a change in control of us, Mr. Harris terminates his employment for Good Reason (as defined below) or we terminate Mr. Harris’ employment for any reason other than for Cause (as defined below) or as a result of death or permanent disability, and he signs and does not revoke a standard release of claims with us, then Mr. Harris is entitled to the following severance benefits:

•	Severance Payments. Mr. Harris will be paid severance in a single lump sum an amount in cash equal to two times the higher of (a) his annual base salary prior to termination or (b) his annual base salary prior to the change in control of us.

•	Accelerated Vesting. One hundred percent of the unvested shares subject to all of Mr. Harris’ outstanding rights to purchase or receive our Common Shares (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest as of the date of termination and will remain exercisable for a period of twelve months after the date of termination.

•	Continued Health Benefits. For twenty-four months after date of termination, Mr. Harris and his dependants will receive life, medical, long-term disability and dental insurance benefits from us.

We believe that structuring Mr. Harris’ severance benefits in this fashion encourages his retention, rewards him for his individual contribution, loyalty, teamwork and integrity, and motivates him to achieve returns for our stockholders.

J. Michael Dodson

Mr. Dodson’s change in control agreement provides for the same severance and change in control agreements as John Harris. Please see the description above.

Glen Dispenziere

If at any time within twelve months after a change in control of us, Mr. Dispenziere terminates his employment for Good Reason or we terminate Mr. Dispenziere for any reason other than for Cause or as a result of death or permanent disability, and Mr. Dispenziere signs and does not revoke a standard release of claims with us, then he is entitled to the following severance benefits:

•	Severance Payments in a single lump sum an amount in cash equal to one times the higher of (a) his annual base salary prior to termination or (b) his annual base salary prior to the change in control of us.

•	One hundred percent of the unvested shares subject to all of his outstanding rights to purchase or receive our Common Shares (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest as of the date of termination and will remain exercisable for a period of twelve months after the date of termination.

•	For twelve months after his date of termination, Mr. Dispenziere and his dependants will receive life, medical, long-term disability and dental insurance benefits from us.

David Palmer

Mr. Palmer’s change in control agreement provides for the same severance and change in control agreements as Glen Dispenziere. Please see the description above.

Definitions of Cause and Good Reason

“Cause” means (a) intentional and material dishonesty in the performance of executive’s duties for the Company; (b) conduct (including conviction of or plea of nolo contendere to a felony) which has a direct and material adverse effect on the Company or its reputation; (c) continued failure to perform the material duties of executive’s position or comply with executive’s obligations under any agreement with the Company, including the Company’s Proprietary Information and Confidentiality Agreement, after receipt of written notice identifying the failure in performance or compliance with specificity, if executive does not remedy that failure within 10 business days of receipt of written notice form the Company, which notice will state that failure to remedy such failure may result in termination for Cause; or (d) an incurable material breach of the Company’s Proprietary Information and Confidentiality Agreement, including without limitation theft or other misappropriation of the Company’s proprietary information.

“Good Reason” means, without executive’s express written consent: (i) a material diminution in executive’s authorities, duties or responsibilities; (ii) a material reduction of executive’s base compensation; (iii) a material diminution in the budget, if any, over which executive retains authority; (iv) the relocation of executive’s principal place of employment by more than 50 miles (or 30 miles for Mr. Dodson only); or (v) the failure of the Company to obtain the assumption of the material terms of the executive’s employment agreement by any successor to the Company.

Potential Payments Upon Termination and Change in Control

The consummation of the Offer will represent a change in control under the change-of-control agreements described above. For Messrs. Harris and Dodson, following the consummation of the Offer, the benefits described in their respective change-of-control agreements will become payable if, within twenty-four months, such executive terminates his employment for Good Reason or we terminate his employment for any reason other than for Cause or as a result of death or permanent disability, and such executive signs and does not revoke a standard release of claims with us. For Messrs. Dispenziere and Palmer, following the consummation of the Offer, the benefits described in their respective change-of-control agreements will become payable if, within twelve months, such executive is terminated for Good Reason or terminated by us for any reason other than for Cause or as a result of death or permanent disability, and such executive signs and does not revoke a standard release of claims with us.

The executive will then receive the benefits as set forth below (assuming, hypothetically, that all executives listed below were terminated by us without Cause upon a change in control of us on September 30, 2008), together with the supplemental benefits described above.

		Termination Upon a
		Change in Control
		Without Cause or With
		Death/Disability
Name	Benefit	($)

John R. Harris	Salary	850,000
	Option and Restricted Stock Unit acceleration(1)	1,484,249
	Benefits continuation	8,813
	Total value	2,343,062
J. Michael Dodson	Salary	550,000
	Option and Restricted Stock Unit acceleration(1)	797,047
	Benefits continuation	21,179
	Total value	1,368,226
Glenn J. Dispenziere	Salary	225,000
	Option and Restricted Stock Unit acceleration(1)	338,600
	Benefits continuation	10,460
	Total value	574,060
David F. Palmer II	Salary	260,000
	Option and Restricted Stock Unit acceleration(1)	290,150
	Benefits continuation	10,551
	Total value	560,701

(1)	Represents the aggregate value of the accelerated vesting of the executive officer’s unvested stock options and restricted stock units. This value was calculated based upon the closing price of our common stock on September 30, 2008 ($8.29).

2007 Grants of Plan-Based Awards

					All Other	All Other
					Stock	Option	Exercise
					Awards:	Awards:	or Base	Grant Date
		Estimated Future Payments			Number of	Number of	Price of	Value of
		under Non-Equity Incentive			Shares of	Options	Option	Stock
		Plan Awards(1)(2)			Stock or	Underlying	Awards	Options and
	Grant	Threshold	Target	Maximum	Units	Securities	($/Sh)	Awards ($)
Name	Date	($)	($)	($)	(#)(3)	(#)(4)	(5)	(6)

John R. Harris	5/16/2007				22,200	—	—	110,211
		87,904	175,807	263,711
J. Michael Dodson	5/16/2007				14,800	—	—	73,474
		80,034	160,068	200,085
Glenn J. Dispenziere		103,390	206,779	413,558
David F. Palmer II	1/15/2007	—	—	—	—	50,000	11.00	150,000
	9/19/2007	—	—	—		150,000	10.49	941,573
		53,125	106,250	159,375	—	—	—	—
Vivek Padmanabhan		—	—	—	—	—	—	—
Einar Seadler		—	—	—	—	—	—	—

(1)	The target incentive amounts shown in this column reflect our 2007 incentive bonus awards originally provided under the annual incentive plan for 2007 and represent the pre-established target awards as a percentage of base salary for the 2007 fiscal year, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon pre-determined performance criteria. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee. For additional information, please refer to the Compensation Discussion and Analysis section.

(2)	The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. If the threshold level of performance is not met, no amounts will be payable under the 2007 annual incentive plan. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3)	Restricted stock units vest as to 12.5% of the total number of shares each quarter beginning August 16, 2007.

(4)	Options listed vest as to 25% of the total number of shares on each anniversary date beginning one year after the grant date.

(5)	Represents the exercise price for the stock options granted, which is equal to the closing price ADSs on the Grant Date.

(6)	This column shows the full Grant Date fair value we would expense in our financial statements over the vesting period per FAS 123(R) removing the service-based vesting forfeiture assumption. The fair value is calculated using a Black-Scholes valuation methodology according to FAS 123(R). Please refer to footnote 14 of our financial statements contained in this report regarding valuation assumptions.

2007 Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to each award.

	Option Awards					Stock Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying		Option		Number of	Market Value of
	Unexercised	Unexercised		Exercise		Shares or Units	Shares or Units of
	Options (#)	Options (#)		Price	Option Expiration	of Stock that	Stock that have
Name	Exercisable	Unexercisable		($)	Date	have not Vested	not Vested ($)(1)

John R. Harris	323,671	467,579	(2)	6.00	3/6/2011	16,650	139,028	(4)
J. Michael Dodson	45,000	90,000	(3)	5.00	12/8/2010	11,100	92,685	(4)
Glenn J. Dispenziere	37,500	37,500	(3)	5.00	12/5/2010	—	—
	6,250	18,750	(3)	11.00	12/8/2016	—	—
David F. Palmer II	—	50,000	(3)	11.00	1/15/2017	—	—
	—	150,000	(3)	10.49	9/19/2017	—	—
Vivek Padmanabhan	7,500	2,500	(3)	4.00	1/1/2014	—	—
	15,000	5,000	(3)	4.00	7/1/2014	—	—
	5,000	15,000	(3)	11.00	12/8/2016	—	—
Einar Seadler	—	—		—	—	—	—

(1)	Market value calculated using the closing price of our ADSs on December 28, 2007.

(2)	Vests ratably every month until March 6, 2010, subject to the named executive officer’s continued employment with us.

(3)	Vests ratably starting with the first anniversary of the option and each year anniversary thereafter, subject to the named executive officer’s continued employment with us.

(4)	Vests ratably every quarter until May 16, 2009, subject to the named executive officer’s continued employment with us.

2007 Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of	Value	Number of
	Shares	Realized on	Shares	Value Realized
	Acquired on	Exercise ($)	Acquired on	on Vesting ($)
Name	Exercise (#)	(1)	Vesting (#)	(2)

John R. Harris	40,000	192,800	5,550	54,917
J. Michael Dodson	45,000	261,900	3,700	36,612
Glenn J. Dispenziere	—	—	—	—
David F. Palmer II	—	—	—	—
Vivek Padmanabhan	—	—	—	—
Einar Seadler	175,000	1,252,500	—	—

(1)	Represents the difference between the exercise price and the fair market value of the Common Shares the date of exercise.

(2)	Represents the difference between the exercise price and the fair market value of the Common Shares on the date of vesting.

COMPENSATION COMMITTEE REPORT

The following report has been submitted by the Compensation Committee of our Board of Directors:

The Compensation Committee of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.*

The foregoing report was submitted by the Compensation Committee of the Board of Directors and shall not be deemed to be “soliciting material” or to be “filed” with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.*

Gary J. Fernandes
Richard N. Hamlin
Rafael LL. Reyes

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2007 one of our officers or employees. None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, there were no transactions between eTelecare and its directors, executive officers and any holder of five percent or more of our Common Shares that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Policies and Procedures for Approving Related Party Transactions

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of eTelecare. This policy is included in our Code of Business Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of our board of directors or an independent and disinterested committee of the board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Rule 3a12-3(b) of the Securities Exchange Act of 1934 exempts from Section 16 securities registered under the Exchange Act by foreign private issuers that are eligible to use Form 20-F. As a result our executive officers and directors, and persons who own more than 10% of our securities are not required to comply with the reporting requirements under Section 16(a).

      * Refers to Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2008.

ANNEX II

September 18, 2008

Board of Directors
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building
Eastwood City, Cyberpark
Libis, Philippines 1110

Members of the Board:

We understand that eTelecare Global Solutions, Inc. (“eTelecare” or the “Company”) and EGS Acquisition Co LLC (the “Buyer”) propose to enter into an Acquisition Agreement, substantially in the form of the draft dated September 18, 2008 (the “Acquisition Agreement”), which provides, among other things, for the commencement by the Buyer of a tender offer (the “Tender Offer”) for all outstanding common shares, par value PhP2.00 per share (the “Company Common Stock”) and all outstanding American Depositary Shares (the “ADS’s” and together with the Company Common Stock, the “Company Shares”), of the Company for $9.00 per Company Share in cash. The terms and conditions of the Tender Offer are more fully set forth in the Acquisition Agreement. We further understand that approximately 22% of the outstanding shares of the Company Shares are owned by Newbridge International Investment Ltd. (“Newbridge”), an affiliate of the Buyer.

You have asked for our opinion as to whether the consideration to be received by the holders of the Company Shares pursuant to the Acquisition Agreement is fair from a financial point of view to such holders of the Company Shares (other than the Buyer and its affiliates, including Newbridge).

For purposes of the opinion set forth herein, we have:

(i) Reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii) Reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iii) Reviewed certain financial projections prepared by the management of the Company;

(iv) Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v) Reviewed the reported prices and trading activity for the Company Shares;

(vi) Compared the financial performance of the Company and the prices and trading activity of the Company Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

(vii) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(viii) Participated in discussions and negotiations among representatives of the Company and the Buyer;

(ix) Reviewed the Acquisition Agreement, the draft commitment letters from Newbridge and Providence Equity Partners VI International L.P. substantially in the form of the drafts dated September 18, 2008 (the “Commitment Letters”) and certain related documents; and

(x) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for our opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of

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the Company of the future financial performance of the Company. In addition, we have assumed that the transaction will be consummated in accordance with the terms set forth in the Acquisition Agreement without any waiver, amendment or delay of any terms or conditions and that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transaction. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Company Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for certain affiliates of the Buyer and the Company and have received fees in connection with such services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer and its affiliates and the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission and the Philippine Securities and Exchange Commission in connection with this transaction. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of the Company Shares should tender such shares in connection with the transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the Company Shares pursuant to the Acquisition Agreement is fair from a financial point of view to the holders of such Company Shares (other than the Buyer and its affiliates, including Newbridge).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Edward A. Smith
Edward A. Smith
Managing Director

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